3/8

07021636

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Corp Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FILE NO. 82- 03140

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/8/07

082-03140

SHIN CORPORATION PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

12-31-06
AR/S

31 DECEMBER 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and company balance sheet as at 31 December 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the year then ended of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated and company financial statements (before restatement) of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited for the year ended 31 December 2005, were audited by another auditor from the same firm as myself, whose report dated 1 March 2006, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2006, and the consolidated and company results of operations, and cash flows for the year then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

Shin Corporation Public Company Limited
Balance Sheets
As at 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005	2006	2005
			Restated		Restated
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash and cash equivalents	4	5,571,781,530	2,628,319,439	1,192,882,511	327,427,764
Current investments	5	880,583,172	272,114,217	80,583,172	272,114,217
Trade accounts and notes receivable, net	6	2,242,809,783	1,955,794,311	12,305,163	7,294,737
Current portion of loans and accrued interest receivable, net	7	5,744,566,841	4,659,421,547	-	-
Amounts due from and advances to related parties	32	10,145,335	26,404,384	595,517	18,195,418
Inventories, net	8	346,318,103	661,632,270	-	-
Derivative instruments, net	20	-	259,534,467	-	-
Other current assets	9	1,006,315,397	1,127,803,027	38,089,917	29,208,491
Total current assets		15,802,520,161	11,591,023,662	1,324,456,280	654,240,627
Non-current assets					
Loans and accrued interest receivable, net	7	1,788,218,847	1,746,709,864	-	-
Investments in subsidiaries, associates and joint ventures	10	33,681,457,600	34,819,286,687	41,271,990,409	43,696,848,022
Other investments	11	27,476,919	26,249,938	26,249,938	26,249,938
Loans to other company		19,104,044	25,180,465	-	-
Property and equipment, net	12	7,425,355,879	8,747,281,042	39,661,957	43,095,889
Property and equipment under concession agreements, net	13	22,342,368,630	21,316,574,123	-	-
Goodwill, net	14	550,102,595	1,306,249,035	-	-
Other intangible assets, net	15	1,765,097,481	1,673,047,981	15,669,395	18,942,697
Refundable income tax		70,092,083	331,810,073	-	-
Deferred tax assets	16	896,860,405	365,533,206	-	-
Other assets	32	411,261,456	394,940,662	943,579	913,579
Total non-current assets		68,977,395,939	70,752,863,076	41,354,515,278	43,786,050,125
Total assets		84,779,916,100	82,343,886,738	42,678,971,558	44,440,290,752

SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ____________________ Director ____________________

The notes to the consolidated and company financial statements on pages 10 to 70 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Balance Sheets (continued)
As at 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	18	4,706,078,278	4,348,926,343	600,000,000	1,200,000,000
Trade accounts and notes payable	17	1,076,765,968	995,812,018	3,577,659	12,239,534
Accounts payable - property and equipment		749,983,425	1,215,420,860	-	-
Amounts due to and loans from related parties	32	52,648,493	13,641,809	2,750,435	2,631,934
Current portion of long-term borrowings	18	7,750,943,585	2,878,341,911	526,553	682,776
Derivative instruments, net	20	752,900,400	112,859,300	-	-
Accrued concession fees		3,268,263,858	613,762,447	-	-
Other current liabilities	19	1,752,045,434	1,756,015,956	51,266,045	56,148,045
Total current liabilities		20,109,629,441	11,934,780,644	658,120,692	1,271,702,289
Non-current liabilities					
Derivative instruments, net	20	-	164,935,400	-	-
Long-term borrowings, net	18	14,108,659,557	17,640,465,935	-	526,553
Deferred tax liabilities	16	126,951,600	102,109,070	-	-
Other liabilities		162,782,401	90,961,760	-	-
Total non-current liabilities		14,398,393,558	17,998,472,165	-	526,553
Total liabilities		34,508,022,999	29,933,252,809	658,120,692	1,272,228,842
Shareholders' equity					
Share capital	21				
Authorised share capital - common shares		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid share capital - common shares		3,196,301,710	2,999,314,941	3,196,301,710	2,999,314,941
Warrants	21	789,325	484,579,162	789,325	484,579,162
Premium on share capital	21	10,141,235,497	6,100,288,491	10,141,235,497	6,100,288,491
Advance receipt for share subscription		-	9,113,790	-	9,113,790
Retained earnings					
Appropriated					
Legal reserve	22	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		24,363,416,537	29,188,839,211	24,363,416,537	29,188,839,211
Unrealised gain on dilution of investments in subsidiaries and associates		3,966,023,942	3,981,303,211	3,966,023,942	3,981,303,211
Unrealised loss from revaluation of current investment		(4,776,127)	(29,521,231)	(4,776,127)	(29,521,231)
Cumulative foreign currency translation adjustment		(142,140,018)	(65,855,665)	(142,140,018)	(65,855,665)
Total parent's shareholders' equity		42,020,850,866	43,168,061,910	42,020,850,866	43,168,061,910
Minority interests	23	8,251,042,235	9,242,572,019	-	-
Total shareholders' equity		50,271,893,101	52,410,633,929	42,020,850,866	43,168,061,910
Total liabilities and shareholders' equity		84,779,916,100	82,343,886,738	42,678,971,558	44,440,290,752

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 10 to 70 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Statements of Income
For the years ended 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005	2006	2005
			Restated		Restated
	Notes	Baht	Baht	Baht	Baht
Revenues	32				
Revenues from sales and services		14,039,200,930	12,582,722,966	141,844,773	288,954,349
Revenue from insurance compensation		-	1,082,653,766	-	-
Other income	24	2,343,080,855	301,899,688	220,460,825	55,471,281
Net results from investments					
- equity method	10	7,067,813,749	8,111,366,116	4,538,017,375	8,723,137,453
Total revenues		23,450,095,534	22,078,642,536	4,900,322,973	9,067,563,083
Expenses	32				
Cost of sales and services		9,559,552,189	7,784,191,876	76,622,625	131,796,588
Concession fees		1,469,926,881	650,163,060	-	-
Unpaid concession fees and overdue interests		1,506,347,945	-	-	-
Selling and administrative expenses		5,016,770,444	3,110,847,002	257,526,353	190,296,443
Impairment loss on goodwill in a subsidiary	10	1,105,433,726	-	1,105,433,726	-
Impairment loss and write off					
concession assets	13	964,030,593	400,000,000	-	-
Directors' remuneration	26	21,445,491	17,170,685	11,962,546	9,984,400
Total expenses		19,643,507,269	11,962,372,623	1,451,545,250	332,077,431
Profit before interest and tax		3,806,588,265	10,116,269,913	3,448,777,723	8,735,485,652
Interest expenses		(1,420,305,353)	(451,524,963)	(38,829,592)	(110,765,450)
Income tax	25	162,402,587	(14,668,603)	-	-
Profit before minority interests		2,548,685,499	9,650,076,347	3,409,948,131	8,624,720,202
Net results from subsidiaries to					
minority interests	23	861,262,632	(1,025,356,145)	-	-
Net profit for the year		3,409,948,131	8,624,720,202	3,409,948,131	8,624,720,202
Basic earnings per share (Baht)	28				
Net profit for the year		1.09	2.88	1.09	2.88
Diluted earnings per share (Baht)	28				
Net profit for the year		1.09	2.80	1.09	2.80

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 10 to 70 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2006 and 2005

	Consolidated (Baht)										
	Issued and paid share capital (Note 21)	Warrants (Note 21)	Premium on share capital (Note 21)	Advance receipt for share subscription	Legal reserve (Note 22)	Retained earnings	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Cumulative foreign currency translation adjustment	Minority interests (Note 23)	Total
As at 31 December 2004											
As previously reported	2,953,632,089	607,928,668	5,109,278,491	-	500,000,000	23,867,925,905	3,619,811,564	(26,801,817)	(96,331,746)	5,305,947,582	41,841,390,736
Prior year adjustment (Note 3)	-	-	-	-	-	3,679,068,941	-	-	-	45,149,810	3,724,218,751
As restated	2,953,632,089	607,928,668	5,109,278,491	-	500,000,000	27,546,994,846	3,619,811,564	(26,801,817)	(96,331,746)	5,351,097,392	45,565,609,487
Increase in share capital	45,682,852	(123,349,506)	991,010,000	-	-	-	-	-	-	-	913,343,346
Advance receipt for share subscription increase during the year	-	-	-	9,113,790	-	-	-	-	-	-	9,113,790
Net profit for the year	-	-	-	-	-	8,624,720,202	-	-	-	-	8,624,720,202
Dividends paid during the year (Note 38)	-	-	-	-	-	(6,982,875,837)	-	-	-	-	(6,982,875,837)
Unrealised gain on dilution from investments	-	-	-	-	-	-	361,491,647	-	-	-	361,491,647
Unrealised loss from revaluation of current investment	-	-	-	-	-	-	-	(2,719,414)	-	-	(2,719,414)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	30,476,081	-	30,476,081
Minority interests increase during the year	-	-	-	-	-	-	-	-	-	3,891,474,627	3,891,474,627
As at 31 December 2005	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	9,242,572,019	52,410,633,929
As at 31 December 2005											
As previously reported	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	25,458,309,450	4,010,387,713	(29,521,231)	(65,855,665)	9,113,874,043	48,580,490,694
Prior year adjustment (Note 3)	-	-	-	-	-	3,730,529,761	(29,084,502)	-	-	128,697,976	3,830,143,235
As restated	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	9,242,572,019	52,410,633,929
Increase in share capital	196,986,769	(483,789,837)	4,040,947,006	-	-	-	-	-	-	-	3,754,143,938
Advance receipt for share subscription decrease during the year	-	-	-	(9,113,790)	-	-	-	-	-	-	(9,113,790)
Net profit for the year	-	-	-	-	-	3,409,948,131	-	-	-	-	3,409,948,131
Dividends paid during the year (Note 38)	-	-	-	-	-	(8,235,370,805)	-	-	-	-	(8,235,370,805)
Unrealised loss on dilution from investments	-	-	-	-	-	-	(15,279,269)	-	-	-	(15,279,269)
Unrealised gain from revaluation of current investment	-	-	-	-	-	-	-	24,745,104	-	-	24,745,104
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(76,284,353)	-	(76,284,353)
Minority interests decrease during the year	-	-	-	-	-	-	-	-	-	(991,529,784)	(991,529,784)
As at 31 December 2006	3,196,301,710	789,325	10,141,235,497	-	500,000,000	24,363,416,537	3,966,023,942	(4,776,127)	(142,140,018)	8,251,042,235	50,271,893,101

The notes to the consolidated and company financial statements on pages 10 to 70 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (continued)
For the years ended 31 December 2006 and 2005

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Company (Baht)									
	Issued and paid share capital (Note 21)	Warrants (Note 21)	Premium on share capital (Note 21)	Advance receipt for share subscription	Legal reserve (Note 22)	Retained earnings	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Cumulative foreign currency translation adjustment	Total
As at 31 December 2004										
As previously reported	2,953,632,089	607,928,668	5,109,278,491	-	500,000,000	23,867,925,905	3,619,811,564	(26,801,817)	(96,331,746)	36,535,443,154
Prior year adjustment (Note 3)	-	-	-	-	-	3,679,068,941	-	-	-	3,679,068,941
As restated	2,953,632,089	607,928,668	5,109,278,491	-	500,000,000	27,546,994,846	3,619,811,564	(26,801,817)	(96,331,746)	40,214,512,095
Increase in share capital	45,682,852	(123,349,506)	991,010,000	-	-	-	-	-	-	913,343,346
Advance receipt for share subscription increase during the year	-	-	-	9,113,790	-	-	-	-	-	9,113,790
Net profit for the year	-	-	-	-	-	8,624,720,202	-	-	-	8,624,720,202
Dividends paid during the year (Note 38)	-	-	-	-	-	(6,982,875,837)	-	-	-	(6,982,875,837)
Unrealised gain on dilution from investments	-	-	-	-	-	-	361,491,647	-	-	361,491,647
Unrealised loss from revaluation of current investment	-	-	-	-	-	-	-	(2,719,414)	-	(2,719,414)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	30,476,081	30,476,081
As at 31 December 2005	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	43,168,061,910
As at 31 December 2005										
As previously reported	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	25,458,309,450	4,010,387,713	(29,521,231)	(65,855,665)	39,466,616,651
Prior year adjustment (Note 3)	-	-	-	-	-	3,730,529,761	(29,084,502)	-	-	3,701,445,259
As restated	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	43,168,061,910
Increase in share capital	196,986,769	(483,789,837)	4,040,947,006	-	-	-	-	-	-	3,754,143,938
Advance receipt for share subscription decrease during the year	-	-	-	(9,113,790)	-	-	-	-	-	(9,113,790)
Net profit for the year	-	-	-	-	-	3,409,948,131	-	-	-	3,409,948,131
Dividends paid during the year (Note 38)	-	-	-	-	-	(8,235,370,805)	-	-	-	(8,235,370,805)
Unrealised loss on dilution from investments	-	-	-	-	-	-	(15,279,269)	-	-	(15,279,269)
Unrealised gain from revaluation of current investment	-	-	-	-	-	-	-	24,745,104	-	24,745,104
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(76,284,353)	(76,284,353)
As at 31 December 2006	3,196,301,710	789,325	10,141,235,497	-	500,000,000	24,363,416,537	3,966,023,942	(4,776,127)	(142,140,018)	42,020,850,866

The notes to the consolidated and company financial statements on pages 10 to 70 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
Net cash flows from/(used in) operating activities	31	5,049,355,651	(2,991,667,909)	(142,301,682)	(420,012,268)
Cash flows from investing activities					
Acquisition of subsidiary, associates and joint venture, net of cash acquired	10	(564,624,477)	(3,461,809)	(2,604,604,186)	(720,000,000)
Purchases of property and equipment		(4,566,799,174)	(6,962,842,348)	(21,050,400)	(15,615,283)
Investments in intangible assets		(168,060,289)	(124,455,037)	(3,934,423)	(420,250)
Investments in property and equipment under concession agreements		(64,870,433)	(62,244,583)	-	-
(Increase) decrease in current investments		(599,476,487)	210,509,450	200,523,513	-
(Increase) decrease in loans and advances to related parties		17,707,972	(15,546,031)	17,599,901	(17,930,515)
Disposals of a subsidiary and a joint venture, net of cash disposed	10	109,866,580	-	431,999,997	-
Receipt from decreasing of a joint venture's share capital	10	-	-	6,127,500	-
Receipt from disposal of equipment		101,322,141	7,039,258	10,772,358	2,543,633
Dividends received from subsidiaries and associates	10	8,193,978,591	7,169,324,196	8,061,345,600	7,206,731,202
Net cash flows from investing activities		2,459,044,424	218,323,096	6,098,779,860	6,455,308,787
Cash flows from financing activities					
Receipts from short-term loans	18	4,224,935,794	8,728,487,299	2,580,450,000	2,450,000,000
Receipts from long-term loans	18	3,787,865,534	6,367,731,905	-	-
Receipts from share capital issued by subsidiaries		430,000	3,175,165,782	-	-
Receipts from increase in share capital	21	3,745,030,148	913,343,346	3,745,030,148	913,343,346
Receipts from advance receipt for share subscription		-	9,113,790	-	9,113,790
Repayments of short-term loans	18	(5,505,950,000)	(6,500,858,083)	(3,180,450,000)	(1,250,000,000)
Repayments of long-term loans	18	(2,581,268,883)	(1,153,752,864)	(682,776)	(1,522,199)
Redemption of debenture		-	(2,698,100,000)	-	(2,698,100,000)
Dividends paid	38	(8,235,370,803)	(6,982,875,872)	(8,235,370,803)	(6,982,875,872)
Repayments of share capital to subsidiaries' minority		-	(20,812,301)	-	-
Net cash flows from/(used in) financing activities		(4,564,328,210)	1,837,443,002	(5,091,023,431)	(7,560,040,935)

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 10 to 70 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows (continued)
For the years ended 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Note	Baht	Baht	Baht	Baht
Net increase (decrease) in cash and cash equivalents		2,944,071,865	(935,901,811)	865,454,747	(1,524,744,416)
Cash and cash equivalents, opening balance		2,628,319,439	3,563,016,327	327,427,764	1,852,172,180
Unrealised gain (loss) on exchange rate		(609,774)	1,204,923	-	-
Cash and cash equivalents, closing balance	4	5,571,781,530	2,628,319,439	1,192,882,511	327,427,764

Supplementary disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the year ended 31 December are as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	1,347.70	1,353.65	33.10	496.64
Income tax paid	307.63	687.93	-	-
Non-cash transactions				
Liabilities due to purchases of property and equipment and intangible assets	164.74	960.77	2.57	2.00
Property and equipment under finance leases	36.70	49.87	-	-
Liabilities due to purchases of property and equipment	13.85	-	-	-
Liabilities due to purchases of programming rights and production costs	27.84	4.12	-	-
Purchases of fixed assets through installments	318.73	133.20	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 10 to 70 are an integral part of these financial statements.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, joint ventures (together "the Shin Corp Group", or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising, low-fare airline and consumer finance. The Group renders satellite transponder and related services, operates a television channel, is an internet service provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services, provides data transmission services, operates a low-fare airline and offers consumer finance.

The principal business units are Shin Corporation Public Company Limited, its subsidiaries, Shin Satellite Public Company Limited and ITV Public Company Limited, and associates, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited. All of these companies are listed on the Stock Exchange of Thailand.

As at 31 December 2006, the Group employed 4,430 employees (2005: 4,135 employees) on a consolidated basis and 99 employees (2005: 117 employees) at the Company level.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to act as a television broadcaster, and to provide telecommunication services in the Laos PDR and Cellular Telephone Systems in Thailand and Cambodia, etc. The periods of the concessions range from 10-35 years. Under these concession agreements, certain companies in the Group must pay fees to the relevant government agencies based on a percentage of service income or at the rate specified in the relevant agreements, whichever is higher. In addition, certain companies in the Group, according to their concession agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

The principal concessions are held by subsidiaries, associates and a joint venture at 31 December 2006 include;

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio-television broadcasting- under UHF system	Thailand	ITV Public Company Limited	July 2025
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
International call	Thailand	AIS International Network Company Limited	July 2026
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	2022
Internet services	Thailand	CS Loxinfo Public Company Limited	April 2007
Satellite uplink-downlink	Thailand	CS Loxinfo Public Company Limited	August 2016
Joint Venture			
Fixed phone, mobile phone, international facilities and internet	Laos PDR	Lao Telecommunications Company Limited	2021

These consolidated and company financial statements have been approved for issue by the board of directors on 26 February 2007.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported years. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

Where necessary, comparative figures have been adjusted to comply with changes in presentation in the current year.

An English version of the consolidated and company financial statements has been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 Financial status of SATTEL and ITV

As at 31 December 2006, the consolidated current liabilities exceed the consolidated current assets by Baht 4,307 million mainly due to the financial position of the two subsidiaries as follows:

a) Financial status and negotiations on the rescheduling of loan repayment terms of SATTEL

As of 31 December 2006, SATTEL has current liabilities in excess of current assets by Baht 2,746 million, of which Baht 3,045 million is the current portion of long-term loans. SATTEL has requested the lenders to reschedule the repayment terms of long-term loans as mentioned in Note 18. These negotiations are not yet finalised. However, SATTEL's management is of the opinion that SATTEL's proposed changes on the repayment terms of long-term loans will be approved by the lenders.

As of 31 December 2006, SATTEL has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,415 million and a standby letter of credit issued by a commercial bank amounting to Baht 1,557 million as a security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

b) Financial status of ITV

ITV had net loss for the year ended 31 December 2006 of Baht 1,783 million and its current liabilities exceed its current assets by an amount of Baht 1,227 million and ITV has not complied with debt covenant as described in note 18 to the financial statements. In addition, as a consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable to pay the unpaid concession fee totalling Baht 2,210 million. The Office of the Permanent Secretary of the Office of the Prime Minister ("PMO"), the concessionaire, claimed that the payment must be made within 30 days after ITV received the notice on 1 February 2007. ITV is currently trying to find sources of fund to settle such debt. Based on ITV's cash flows projection, ITV expects that it will need additional funds of approximately Baht 1,500 million in order to settle debt and to continue its operation in the forthcoming 12 months. This event indicates a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern and the impairment of ITV's assets, the results of which depends on the ability of ITV to find sources of fund and cash flows from operations.

2 Accounting policies (continued)

2.2 Financial status of SATTEL and ITV (continued)

b) Financial status of ITV (continued)

See further information in Note 35 on contingent liabilities.

However, these financial statements for the year ended 31 December 2006 have been prepared on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should ITV be unable to continue as a going concern.

c) Impairment of concession assets of ITV

ITV's concession assets as stated on the balance sheet as at 31 December 2006 of Baht 1,854 million are based on ITV being able to continue its operations as a going concern and that the assessment for impairment of concession assets are based on a held for use model. Because of the significant uncertainty matters as discussed in Note 2.2 b) above and Note 35 to the financial statements it can not determine properly the impairment of concession assets until the resolution of the matters.

2.3 Amendment to publish standard effective for annual period beginning on 1 January 2007

TAS 44 (amendment 2006) - Consolidated Financial Statements and Accounting for Investment in Subsidiaries and TAS 45 (amendment 2006) - Accountings for Investment in Associates, are mandatory for Group's accounting period beginning on or after 1 January 2007. This amendment requires for investments in subsidiaries and associates to be accounted for at cost (previously equity method) in the separate financial statements. Under the cost basis, dividend income is recognised as income in the profit and loss accounts. Furthermore, the Group will apply this basis of accounting for investment in joint venture jointly controlled entities in the separate financial statements. The Group will adopt this new basis from 1 January 2007.

2.4 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group has power to govern the financial and operating policies, are consolidated, attention is directed to the substance of the power, and not merely the legal form.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date on which the Group ceases to have the power to exercise control over the operations. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

88.

2 Accounting policies (continued)

2.4 Group accounting (continued)

a) Subsidiary undertakings (continued)

In the Company's separate financial statements, the Company accounts for its interest in subsidiaries on an equity basis.

A list of the principal subsidiaries is set out in Note 10.

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognised the portion of gains or losses on the sale of assets by the Group to the joint ventures that it is attributable to the other venturers. The Group does not recognised its share of profits or losses from the joint ventures that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the Company's separate financial statements, the Company accounts for its interest in joint ventures on an equity basis.

A list of the principal joint ventures and further details about joint ventures are set out in Notes 10 and 33, respectively.

c) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated financial statements. Under this method, the company's share of the post-acquisition profits or losses of associates are recognised in the income statement and its share of post-acquisition movements in reserves are recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control, generally accompanying or shareholding of between 20% and 50% the voting rights. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognised further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's separate financial statements, the Company accounts for its interest in associates on an equity basis.

A list of the principal associates is set out in Note 10.

d) Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by subsidiaries, joint ventures or associates to third parties are recognised as an unrealised gain (loss) on dilution of investment which is presented in shareholders' equity in the balance sheet.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.5 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.6 Foreign currency translation

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statements of income.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

2.7 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

2.8 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than 3 months but less than 12 months.

2.9 Trade accounts receivable

Trade accounts receivable are carried at the original invoice amount and subsequently measured at the remaining amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified and recognised in the income statement as selling and marketing expenses.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.10 Loans and accrued interest receivables

Loans and accrued interest receivables are carried at anticipated realisable value.

Bad debts are written off during the year in which they are identified.

Concentrations of credit risk with respect to receivables are limited due to the Group's large number of customers, who are dispersed. Due to these factors, management believes that no additional credit risk beyond the amounts provided for collection losses is inherent in the Group.

The Group estimates 70% to 100% for allowance for doubtful accounts when the payment is in default more than 3 periods writes off when the payment is in default more than 180 days. The allowance for doubtful accounts estimation is provided under the policy of the Group based on historical record of loss rate net of recovery.

The guideline issued by the Securities and Exchange Commission and the Federation of Accounting Professions relating to allowance for doubtful accounts estimation for consumer finance business requires a full allowance for doubtful account based on those account receivables which are overdue more than 3 periods. However, the accounting guideline allows the Group to provide the allowance for doubtful accounts based on its historical information.

2.11 Inventories

Inventories are valued at the lower of cost or net realisable value. Costs are determined using the moving weighted average method except for the cost of aircraft spare parts, which is determined using the first-in first-out method. Work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving and defective inventories.

2.12 Programming rights

The Group buys programming rights for broadcasting. Programming rights are stated at cost. The cost comprises both the purchase price and other costs directly attributable to the acquisition of the programming rights, such as duties, less all attributable discounts, allowance or rebates. Provision is made, where necessary, for impairment based on the estimated recoverable value.

The cost of the programming rights is amortised according to the number of transmissions. If the program is broadcasted more than once, the cost of the programming rights is amortised at a rate of 80% on the first transmission and 20% on the second transmission.

2 Accounting policies (continued)

2.13 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the purchasing prices quoted by the Stock Exchange at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities which are classified as general investments.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statements of income.

2.14 Property and equipment

All property and equipment is initially recorded at cost and subsequently shown at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its estimated useful lives, or, if it is shorter, the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	3 - 30
Furniture, fixtures and equipment	5 - 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	3 - 10
Rental equipment	2 - 5

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.15 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective concessions. Property and equipment under concession agreements is amortised on a straight-line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

	Years
Satellites	Designed life (14.25 - 15.75)
Satellites station, telemetry, tracking, command and monitoring equipment	5 - 27.5
Computer systems	5
Land, network stations, intangible assets and equipment under UHF broadcasting agreement	5 - 20

2.16 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associated undertaking or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill and is included in investments - equity method in the Company's separate financial statements. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is amortised using the straight-line method over its estimated useful life not exceeding 20 years. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

2.17 Other intangible assets

Other intangible assets represent the development of iPSTAR technology, proprietary software for internal use or to service within the Group, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Other intangible assets are amortised using the straight-line method over estimated period of their benefits of related assets for a period of 3 - 15.75 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.18 Leases - where the Group is the lessee

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The assets acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transfering a significant portion of the risks and rewards of ownership the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2.19 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2.20 Impairment of long lived assets

Property and equipment and other non-financial assets, including goodwill and intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.21 Employee benefits

The Group operates a provident fund, which is a defined contribution plan, the assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not record the employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

2.22 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Group expects an expenditure is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expenses.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.23 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the services is provided to customers. Revenue from the sale of advertising space in telephone directories is recognised on a monthly basis over the useful life of the telephone directory.

Revenue from leases of equipment is recognised in the period at the rate specified in the lease contract.

Revenue from the production of advertising materials is recognised upon completion. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from television advertising is recognised when the advertisement is broadcasted and revenue from airtime rental is recognised when the rental program is broadcasted.

Interest and consumer finance fee income are recognised in the statement of income on an accrual basis, except for income which is uncollected after three consecutive periods or more, after which interest and fee income are recognised on a collection basis. The use of the accrual basis continues for these overdue loans only when there are no arrears in principal or interest payments.

Revenue from airline fares is recognised when services are rendered to the customers.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

2.24 Advertising and production costs

Advertising costs are expensed in the financial period in which they are incurred.

Production costs comprise direct costs related to production of television programs. News production costs are expensed as incurred. Costs relating to other in-house productions are capitalised based on estimated recoverable revenues and are amortised when the production is broadcasted.

2.25 Deferred tax

The Group recognised deferred income tax, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

The tax rate at the balance sheet date was used to calculate the deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.26 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, current investments, trade receivables, related party receivables and payables, trade payables, leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Derivative instruments

Derivative instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The changes in the fair value are recognised immediately in the statement of income.

Fair value estimation

The fair values of foreign currency forward contracts, foreign currency option contracts and cross currency and interest rate swap contracts are determined using forward exchange market rates at the balance sheet date.

Disclosures related to financial instruments to which the Group is a party are provided in Note 20.

2.27 Segment reporting

The segmental reporting has been prepared based on the internal report of the Group, which disaggregates its business by service or product.

2.28 Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, exclusing treasury shares.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year.

2.29 Dividends

Dividends are recorded in the consolidated and company financial statements in the period in which they are declared.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

3 The effect of change in accounting policies

3.1 Accounting for deferred income tax

The Group has adopted Thai Accounting Standard No. 56, "Accounting for Income Taxes", which this standard is not enforceable in the first quarter of 2006. The Group have restated the prior year's comparative financial statements retrospectively, as if the income tax accounting policy had always been in use. Therefore, the 2005 comparative figures are prepared on the assumption that the new accounting policy has been applied. The effect of the application of this standard on the 2005 financial statements is presented as follows:

Balance sheets as at 31 December 2005	**Restated (Baht Million)**	
	Consolidated	**Company**
Increased in investments in subsidiaries, associates and joint ventures	3,566.72	3,701.45
Increased in deferred tax assets	365.53	-
Increased in deferred tax liabilities	102.11	-
Shareholders' equity		
Decreased in unrealised gain on dilution from investments carried forward	29.08	29.08
Increased in retained earnings brought forward	3,679.07	3,679.07
Increased in retained earnings carried forward	3,730.53	3,730.53
Increased in minority interest brought forward	45.15	-
Increased in minority interest carried forward	128.70	-

Statement of income for the year ended 31 December 2005	**Restated (Baht Million)**	
	Consolidated	**Company**
Increased (decreased) in net results from investments - equity method	(117.28)	51.46
Decreased in income tax	231.56	-
Increased in net results to minority interest	62.82	-
Increased in net profit	51.46	51.46
Increased in basic earnings per share (Baht)	0.01	0.01
Increased in diluted earnings per share (Baht)	0.01	0.01

3.2 Accounting for derivative instruments

The Group has adopted an accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance, Accounting for Derivative Instruments, issued by the Accounting Standard Committee of Federation of Accounting Professions in 2006. In accordance with the draft guidance, the Group accounts for the adoption prospectively.

In accordance with such policy, derivative instruments, such as, foreign currency forward contracts, cross currency and interest rate swap contracts and foreign currency option contracts are initially recorded at fair value on the acquisition date. Subsequent, changes in a derivative's fair value are recognised in the income statement as they arise.

Prior to the adoption, the Group accounted for foreign currency forward contract, cross currency and interest rate swap contracts by recognising forward contract receivables and payables at the rate specified in the contract at an inception date. At the balance sheet date, the foreign currency amounts receivable or payable under these contracts are translated at the balance sheet exchange rate. Unrealised gains or losses that result from the translation are recognised in the income statement. Any premium or discount equal to the difference between the exchange rate and the forward rate at the inception of the contract is amortised over the life of the contract. Foreign currency option contracts were not recognised in the financial statements.

If the Group had applied retrospective adjustment, the effect on the consolidated financial statements's total unrealised loss on exchange rate and net profit for the year 2005 would have increased and decreased by Baht 655 million and by Baht 271 million, respectively. The minority interests decreased by Baht 384 million.

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED.

4 Cash and cash equivalents

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Cash on hand	37.82	21.86	0.03	0.04
Cash at banks and financial institutions	1,020.01	1,790.46	91.65	227.39
Time deposit, bills of exchange and promissory notes	4,513.95	816.00	1,101.20	100.00
Total cash and cash equivalents	5,571.78	2,628.32	1,192.88	327.43

The weighted average effective interest rate of bank deposits, time deposits, bills of exchange and promissory notes was 4.41% per annum (2005: 2.42% per annum) on a consolidated basis and 4.74% per annum (2005: 2.45% per annum) on a Company basis.

5 Current investments

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Bills of exchange- held to maturity	800.00	-	-	-
Marketable securities - available for sale	80.58	272.11	80.58	272.11
Total current investments	880.58	272.11	80.58	272.11

The marketable securities are investment in debenture of a financial institution which bears interest at the rate of 4.24% per annum (2005: 2.55% per annum). The weighted average effective interest of bills of exchange-held to maturity was 5.16% per annum on a consolidated basis.

The movements in the marketable securities - available for sale, which are investments in debenture is as follows:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Opening balance	272.11	275.20	272.11	275.20
Disposal	(200.52)	-	(200.52)	-
Amortisation of premium	(0.26)	(0.37)	(0.26)	(0.37)
Fair value changes of investment	9.25	(2.72)	9.25	(2.72)
Closing balance	80.58	272.11	80.58	272.11

6 Trade accounts and notes receivable, net

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Trade accounts and notes receivable				
- Third parties	2,048.70	1,685.07	-	0.91
- Related parties (Note 32)	528.02	443.03	12.31	3.37
Accrued income				
- Third parties	176.26	316.32	-	-
- Related parties (Note 32)	7.56	14.92	-	3.92
Total trade accounts and notes receivable	2,760.54	2,459.34	12.31	8.20
Less allowance for doubtful accounts	(517.73)	(503.55)	-	(0.91)
Total trade accounts and notes receivable, net	2,242.81	1,955.79	12.31	7.29

The aging of outstanding trade accounts and notes receivable from third parties is as follows:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Current 3 months	1,192.24	608.62	-	-
Overdue 3 - 6 months	86.26	268.75	-	-
Overdue 6 - 12 months	88.38	100.40	-	-
Overdue over 12 months	681.82	707.30	-	0.91
Total	2,048.70	1,685.07	-	0.91
Less allowance for doubtful accounts - third parties	(517.73)	(503.55)	-	(0.91)
Total trade accounts and notes receivable - third parties, net	1,530.97	1,181.52	-	-

7 Loans and accrued interest receivable, net

Outstanding loans and accrued interest receivable as at 31 December is as follows:

	Consolidated	
	2006 Baht Million	2005 Baht Million
Up to 90 days	7,694.83	6,517.73
Over 90 days	948.58	210.70
Total loans and accrued interest receivable	8,643.41	6,728.43
Less allowance for doubtful accounts	(1,110.62)	(322.30)
Loans and accrued interest receivable	7,532.79	6,406.13
Less current portion of loans and accrued interest receivable	(5,744.57)	(4,659.42)
Loans and accrued interest receivable, net	1,788.22	1,746.71

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Inventories, net

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Raw materials	116.12	93.75	-	-
Work in process	16.61	6.78	-	-
Finished goods	333.20	708.51	-	-
Goods in transit	25.47	-	-	-
Total	491.40	809.04	-	-
Less allowance for obsoleted inventories	(145.08)	(147.41)	-	-
Total inventories, net	346.32	661.63	-	-

9 Other current assets

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Prepaid expenses	355.66	367.95	2.50	2.61
Recoverable tax	142.99	93.65	16.42	19.67
Advance payments	78.91	109.97	0.01	1.27
Deposits	38.35	56.47	-	-
Debtor - others	184.64	281.87	4.02	-
Accrued income receivable - others	22.73	23.03	-	-
Insurance compensation receivable	-	52.34	-	-
Accrued interest receivable	34.99	9.48	9.04	2.82
Others	148.05	133.04	6.10	2.84
Total other current assets	1,006.32	1,127.80	38.09	29.21

10 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 December comprise:

	Consolidated		Company	
	2006 Baht Million	2005 Restated Baht Million	2006 Baht Million	2005 Restated Baht Million
Investments in subsidiaries	-	-	7,998.29	8,416.99
Investments in associates	33,681.46	34,819.29	33,197.91	34,253.22
Investments in joint ventures	-	-	75.79	1,026.64
Total investments in subsidiaries, associates and joint ventures	33,681.46	34,819.29	41,271.99	43,696.85

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

b) Movements in investments in subsidiaries, associates and joint ventures for the years ended 31 December comprise:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Opening net book value - previously reported	31,252.57	30,141.26	39,995.40	37,389.40
Prior year adjustment (Note 3)	3,566.72	3,689.85	3,701.45	3,679.07
Opening net book value - restated	34,819.29	33,831.11	43,696.85	41,068.47
Increased investment in a joint venture (Note 10 e)	-	-	2,604.60	720.00
Decreased in decreasing in share capital of a joint venture	-	-	(6.13)	-
Unrealised gain on sale of investment in a joint venture	-	-	(129.06)	-
Disposal of investment in a subsidiary and a joint venture	(19.38)	-	(173.94)	-
Share of net results from investments	7,067.81	8,111.37	4,538.02	8,723.13
Impairment loss of investment in a subsidiary (Note 10 e)	-	-	(1,105.43)	-
Dividends received from subsidiaries and associates	(8,193.98)	(7,169.32)	(8,061.35)	(7,206.73)
Change status from a subsidiary to an associate	21.83	-	-	-
Unrealised gain (loss) on dilution from investment	(14.11)	46.13	(15.28)	361.50
Foreign currency translation adjustment	-	-	(76.29)	30.48
Closing net book value	33,681.46	34,819.29	41,271.99	43,696.85

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its Group	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
I.T. Applications and Service Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television	Thailand	Baht
Capital OK Company Limited and its Group	Providing consumer finance	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services	Thailand	Baht
Joint ventures			
Asia Aviation Company Limited and joint venture	Investment company in low-fare airline business	Thailand	Baht
ArcCyber Company Limited	Providing internet services	Thailand	Baht

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 31 December 2006 (Baht Million)					
	Paid share capital	Investment portion (%)	Cost	Accumulated share of profit (loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	24,390.45	33,197.91	7,961.39
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,185.55)	483.55	232.59
Total investments in associates			10,476.56	23,204.90	33,681.46	8,193.98

	Consolidated - 31 December 2005 (Baht Million) - Restated					
	Paid share capital	Investment portion (%)	Cost	Accumulated share of profit (loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	25,418.47	34,225.93	7,076.79
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,075.74)	593.36	92.53
Total investments in associates			10,476.56	24,342.73	34,819.29	7,169.32

10 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2006 (Baht Million)					
	Paid share capital	Investment portion (%)	Cost	Accumulated share of profit (loss)	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company limited	5,455.35	41.32	3,612.98	1,943.64	5,556,62	-
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,003.91)	293.35	-
I.T. Applications and Service Company Limited	10.00	99.99	10.00	138.51	148.51	-
SC Matchbox Company Limited	9.00	99.96	71.97	141.78	213.75	99.96
Capital OK Company Limited	4,050.00	100.00	3,715.65	(1,929.59)	1,786.06	-
Total investments in subsidiaries			10,707.86	(2,709.57)	7,998.29	99.96
Associate						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	24,390.45	33,179.91	7,961.39
Total investment in an associate			8,807.46	24,390.45	33,197.91	7,961.39
Joint ventures						
Asia Aviation Company Limited	410.00	49.00	200.90	(127.22)	73.68	-
ArcCyber Company Limited	279.80	47.50	2.02	0.09	2.11	-
Total investments in joint ventures			202.92	(127.13)	75.79	-

10 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2005 (Baht Million) - Restated					
	Paid share capital	Investment portion (%)	Cost	Accumulated share of profit (loss)	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,453.79	41.34	3,612.98	2,018.37	5,631.35	-
ITV Public Company Limited	6,031.91	52.94	3,297.26	(872.69)	2,424.57	-
Ad venture Company Limited	550.00	90.91	500.00	(448.67)	51.33	
I.T. Applications and Services Company Limited	10.00	99.99	10.00	103.85	113.85	-
SC Matchbox Company Limited	9.00	99.96	71.97	148.47	220.44	129.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	924.78	8,416.99	129.94
Associate						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	25,445.76	34,253.22	7,076.79
Total investment in an associate			8,807.46	25,445.76	34,253.22	7,076.79
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(80.69)	120.54	-
Capital OK Company Limited	2,200.00	60.00	1,320.00	(413.90)	906.10	-
Total investments in joint ventures			1,521.23	(494.59)	1,026.64	-

Increased in share capital of the subsidiaries and the associate

During the period, the subsidiaries and the associate increased their issued and paid share capital in order to support the exercised warrants, which issued to directors and employees (ESOP). As a result, the Company's investment in such subsidiaries and associate was diluted as detailed belows:

Company	Unit of exercised warrants Million units	Share capital increased Baht Million		Premium (Discount) on share capital changed Baht Million		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SATTEL	0.15	5,453.79	5,455.35	4,295.37	4,295.76	41.34	41.32
ITV	0.32	6,031.91	6,033.49	(174.42)	(174.30)	52.94	52.92
ADVANC	5.17	2,950.64	2,953.55	20,729.93	20,978.56	42.83	42.79

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the year ended 31 December 2006 were as follows:

<u>**Advanced Info Service Public Company Limited ("ADVANC")**</u>

Shares reduction under the Public Limited Companies Act (No.2) B.E. 2544, Treasury Stock Rules

According to the Public Limited Companies Act (No.2) B.E. 2544, Treasury Stock Rules, any company repurchases its shares has to dispose all of the repurchased shares with in a 3-year period commencing from the date of share repurchase completion. If the company does not dispose the treasury stock within the 3-year period, the company has to reduce its paid share capital to offset with the treasury stock.

ADVANC repurchased 2,540,200 of its ordinary shares during 2 December 2002 to 1 June 2003. However, during that period, ADVANC did not dispose any of the treasury stock. In order to comply with the aforementioned regulations, ADVANC offset its treasury stock with its authorised and paid share capital. ADVANC registered the reduction in authorised and paid share capital with the Ministry of Commerce on 16 June 2006. Therefore, the investment of the Company in ADVANC increased from 42.78% to 42.82%.

<u>**Shin Satellite Public Company Limited ("SATTEL")**</u>

Establishment of SATTEL's subsidiary

In August 2006, SATTEL established IPSTAR Global Services Company Limited in Mauritius which provide IPSTAR service in Australia. The total authorised number of ordinary shares of IPSTAR Global is 20,000 shares with a par value of USD 1.00 each, totalling USD 20,000.

Acquisition of NTU (Thailand) Company Limited ("NTU")

On 29 December 2006, SATTEL acquired an additional 61,200 ordinary shares in NTU, equivalent to 51% of the share capital of NTU, at a total price of approximately Baht 3.82 million from a shareholder. As a result, NTU had been a subsidiary of SATTEL since the date of acquisition.

<u>**ITV Public Company Limited ("ITV")**</u>

Establishment of ITV's joint venture

In January 2006, ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. set up a new joint venture, Media Connex Company Limited ("MC") which is a media producer on mobile. This is the combination of technology of computer, TV and mobile. The investment portion is 60%, 25% and 15% respectively, of a total registered share capital of Baht 50 million.

Impairment test for investment in ITV

On 13 December 2006, the Supreme Administrative Court delivered the judgment to revoke the award made by the arbitration panel. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement on the following:

1. The television programming schedule covers the combination of news, documentaries and social benefit programs which shall not be less than 70% of total air-time, and all programs shown during prime time (7.00 p.m. - 9.30 p.m.) have to be these kinds of programs.

2. ITV must pay the concession fee to at rate of 44% and the minimum guarantee of Baht 1,000 million per annum.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the year ended 31 December 2006 were as follows: (continued)

<u>ITV Public Company Limited ("ITV") (continued)</u>

Impairment test for investment in ITV (continued)

As a results of the Supreme Administrative Court's judgment, ITV has unpaid concession fees of Baht 2,210 million, which excluded the interest and penalty on the unpaid concession fees, it is an indicator of impairment of investment in ITV. Therefore, the Company recorded losses on impairment of investment totalling Baht 1,105 million based on the net assets value of ITV and recognise loss on impairment in goodwill in the consolidated financial statement with the same amount, shown in the following details;

As at 31 December 2006	Baht Million
Investment in ITV- equity method which included goodwill	1,398
Investment in ITV - net assets value	(293)
Loss on impairment of goodwill	1,105

The book value of net assets of ITV which included in the consolidated financial statements as at 31 December 2006 can be summarised as follows:

	Baht Million	Proportion in consolidated (%)
Total assets	3,911	4.61
Total liabilities	3,356	9.73
Net assets	293	0.35

<u>Asia Aviation Company Limited ("AA")</u>

Prior 14 February 2006, the Group held 50% of Thai AirAsia Co., Ltd. ("TAA") and accounted for such investment under the proportional consolidation method.

On 14 February 2006, the Group formed Asia Aviation Co., Ltd., a joint venture "AA" with a third party and contributed with cash an amount equivalent to 49% share of the total AA paid up capital. From the formation date, the Group accounted for the AA investment under the proportional consolidation method.

Subsequently to the creation of AA, in February 2006, the Group sold its entire participation on TAA to AA for Baht 400 million. As a consequence of such transaction, the Group recognised on its financial statements, on a stand alone basis, a gain of Baht 263 million from the sale of TAA investment. On a consolidated basis 49% of the recognised gain was eliminated in consolidation.

After the sale of TAA share to AA, the Group indirectly holds 24.5% of TAA through is 49% participation in AA.

<u>Merry International Investments Corporations ("Merry")</u>

In the first quarter of 2006, Merry was liquidated and had legally cleared account.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the year ended 31 December 2006 were as follows: (continued)

Capital OK Company Limited ("OK")

Increased in share capital

In February 2006, OK, a joint venture of the Company increased its issued and paid share capital from Baht 2,200 million to Baht 2,500 million. The Company contributed with 60% of its shares equivalent to Baht 180 million.

In September 2006, OK increased its issued and paid share capital from Baht 2,500 million to Baht 4,050 million. The Company contributed with an amount equivalent to 100% of the increase share capital. Consequently, the Company increased its share from 60.00% to 75.35%. However, as at 31 September 2006, the investment of the Company in OK was considered as a joint venture. Goodwill investment acquisition in the amount of Baht 301.19 million is presented as an intangible asset in the consolidated balance sheet (Note 14) and is amortised using the straight-line method over estimated useful life of 20 years.

In October 2006, the Company acquired the remaining investment of 24.69% of OK from DBS Bank Limited, a joint venture partner which incorporated in Singapore, amounting to 10 million shares at Baht 66.5 each, totaling of Baht 665 million. Therefore, the investment in OK increased from 75.31% to 100%. Accordingly, the status of OK has been changed from a joint venture to a subsidiary. Goodwill from this acquisition in the amount of Baht 151.44 million is presented as an intangible asset in the consolidated balance sheet (Note 14) and is amortised using the straight-line method over estimated useful life of 20 years.

The book value of net assets of OK at the transaction date can be summarised as follows:

	Baht Million
Cash and cash equivalents	724.24
Current assets	2,741.09
Non-current assets	1,551.03
Current liabilities	(3,674.53)
Non-current liabilities	(508.81)
Book value of net assets	833.02
Cash paid	1,285.65
Goodwill (Note 14)	452.63
Cash, net	561.41

Net assets from the acquisition of investment in OK are stated at the net book value at the date of acquisition.The Company viewed that the fair value of OK assets and liability approximates the book value.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the year ended 31 December 2006 were as follows: (continued)

ArcCyber Company Limited ("ARC")

In April 2006, the Company acquired 47.50% of ARC, a joint venture, from AD Venture Company Limited, a subsidiary of the Company in amount of Baht 8.15 million.

ARC decreased the authorised and issued ordinary share capital from 58,540,000 ordinary shares of Baht 5 per share to 55,960,000 ordinary shares of Baht 5 per share. The decrease in ordinary shares was registered with the Ministry of Commerce on 31 July 2006.

ARC registered its dissolution with the Ministry of Commerce on 31 October 2006 and it is in the liquidation process.

AD Venture Company Limited ("ADV")

In April 2006, the Company sold 51% of ADV, a subsidiary of the Company, to CS LoxInfo Public Company Limited ("CSL") (an associate of SATTEL), in the amount of Baht 17.95 million. The investment in ADV decreased from 90.91% to 39.91%. In September 2006, the Company sold the remaining 39.91% of ADV to CSL in the amount of Baht 14.05 million.

Dividend receipts

In the year 2006, the Company's subsidiaries, associates and a joint venture paid dividends to the Company as follows received:

	Par value per share	Dividend per share	Amount received Baht Million
SMB (a subsidiary)	Baht 10.00	Baht 111.11	99.96
ADVANC (an associate)	Baht 1.00	Baht 6.30	7,961.39
CSL (an associate)	Baht 1.00	Baht 0.93	232.59

11 Other investments

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
General investments				
Imperial Technology Management Services Public Company Limited	25.00	25.00	25.00	25.00
Other	2.48	1.25	1.25	1.25
Total other investments	27.48	26.25	26.25	26.25

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Property and equipment, net

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Rental equipment	Assets under construction	Total
As at 31 December 2005							
Cost	431.79	8,686.12	166.00	500.00	11.34	1,932.94	11,728.19
Less accumulated depreciation	(133.84)	(2,463.72)	(90.63)	(229.64)	(11.31)	-	(2,929.14)
Less allowance for impairment	-	-	-	(51.77)	-	-	(51.77)
Net book value	297.95	6,222.40	75.37	218.59	0.03	1,932.94	8,747.28
Transactions during the year ended 31 December 2006							
Additions	41.88	289.17	42.69	105.04	-	3,593.86	4,072.64
Transfer, net	7.99	887.83	-	22.92	0.06	(4,922.39)	(4,003.59)
Disposals, net	(4.45)	(59.04)	(14.82)	(15.94)	-	-	(94.25)
Write-off, net	(0.45)	(0.07)	-	(0.03)	-	(21.16)	(21.71)
Increased investment in a subsidiary	0.02	9.40	4.70	5.39	-	2.43	21.94
Increase investment in a joint venture, net	25.58	27.25	1.51	96.32	-	-	150.66
Disposal of investment in a subsidiary	(0.90)	(37.34)	(10.39)	(20.57)	-	(4.96)	(74.16)
Depreciation charged	(52.64)	(809.28)	(25.95)	(89.34)	(0.01)	-	(977.22)
Impairment loss	-	(21.48)	-	-	-	-	(21.48)
Foreign currency translations adjustment	(6.92)	(348.87)	(0.72)	(1.43)	-	(16.82)	(374.76)
Closing net book value	308.06	6,159.97	72.39	320.95	0.08	563.90	7,425.35
As at 31 December 2006							
Cost	492.21	9,314.24	151.89	600.67	11.40	563.90	11,134.31
Less accumulated depreciation	(184.15)	(3,132.79)	(79.50)	(279.67)	(11.32)	-	(3,687.43)
Less allowance for impairment	-	(21.48)	-	(0.05)	-	-	(21.53)
Net book value	308.06	6,159.97	72.39	320.95	0.08	563.90	7,425.35

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Property and equipment, net (continued)

	Company (Baht Million)					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers &equipment	Assets under construction	Total
As at 31 December 2005						
Cost	11.38	26.69	48.99	38.67	0.45	126.18
Less accumulated depreciation	(8.90)	(21.75)	(26.32)	(26.12)	-	(83.09)
Net book value	2.48	4.94	22.67	12.55	0.45	43.09
Transactions during the year ended 31 December 2006						
Additions	5.17	4.93	3.88	5.07	-	19.05
Disposals, net	-	(0.09)	(6.59)	(0.03)	-	(6.71)
Write-off, net	-	(0.02)	-	-	-	(0.02)
Depreciation charge	(1.96)	(2.15)	(6.63)	(5.01)	-	(15.75)
Closing net book value	5.69	7.61	13.33	12.58	0.45	39.66
As at 31 December 2006						
Cost	16.55	27.80	29.83	42.22	0.45	116.85
Less accumulated depreciation	(10.86)	(20.19)	(16.50)	(29.64)	-	(77.19)
Net book value	5.69	7.61	13.33	12.58	0.45	39.66

Borrowing costs of Baht 51 million (2005: Baht 715 million), arising from the financing specifically entered into for assets under construction, were capitalised during the year in the consolidated financial statements.

On 28 May 2006, the Thaicom 5 satellite was launched by Arianespace in Kourou, French Guiana. On 12 July 2006 SATTEL accepted the In-Orbit Acceptance Test of the Thaicom 5 satellite from Alcatel Alenia Space, the satellite constructor. In addition, title to the satellite, satellite control station and other equipment was transferred to the Ministry of Information and Communication Technology ("MICT") in accordance with the build-transfer-operate concession agreement. The Thaicom 5 satellite started to provide services to customers on 13 July 2006; consequently, the amortization of these assets has commenced on this date.

As at 31 December 2006, consolidated property and equipment included a subsidiary's equipment under concession agreement of approximately Baht 2,728 million (2005: Baht 2,504 million). According to the concession agreement, the subsidiary must transfer its ownership of this related equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Property and equipment under concession agreements, net

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
As at 31 December 2005			
Cost	24,132.75	3,636.05	27,768.80
Less accumulated amortisation	(4,422.95)	(1,629.28)	(6,052.23)
Less allowance for impairment	(400.00)	-	(400.00)
Net book value	19,309.80	2,006.77	21,316.57
Transactions during the year ended 31 December 2006			
Additions	6.69	72.03	78.72
Transfer, net	4,043.33	-	4,043.33
Write-off, net	(958.05)	-	(958.05)
Amortisaion	(1,913.43)	(224.77)	(2,138.20)
Closing net book value	20,488.34	1,854.03	22,342.37
As at 31 December 2006			
Cost	26,550.49	3,708.46	30,258.95
Less accumulated amortisation	(6,062.15)	(1,854.43)	(7,916.58)
Net book value	20,488.34	1,854.03	22,342.37

In 2004, due to spacecraft power maintenance, the Thaicom 3 satellite became was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. Subsequently on July 2005, SATTEL and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from 5.89 years to 2.5 years. The change in the remaining useful life of the Thaicom 3 satellite resulted in recognition of impairment loss amounting to Baht 400 million.

On 13 July 2006, SATTEL transferred all customers of the Thaicom 3 satellite to the Thaicom 5 satellite which moved to a new position at 50.5 Middle-East. Subsequently, on 1 October 2006, SATTEL found that Thaicom 3 satellite had suffered damage in relation to a power supply system failure and failed to operate. Consequently, SATTEL re-orbited Thaicom 3 satellite. The impact to loss of Thaicom 3's write-off totalling to Baht 964 million comprises its net book value and prepaid insurance as at 13 July 2006 amounting to Baht 958 million and Baht 6 million, respectively. Currently, SATTEL is in the process of claimming from the insurer for the damage. Under the insurance contract, SATTEL and the Ministry of Information Communication and Technology are co-beneficiary. The loss from write off net deferred income tax is Baht 675 million.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Goodwill, net

	Consolidated Baht Million
As at 31 December 2005	
Cost	1,800.53
Less accumulated amortisation	(494.28)
Net book value	1,306.25
Transactions during the year ended 31 December 2006	
Additions (Note 10 e)	452.63
Amortisation	(103.34)
Impariment loss (Note 10 e)	(1,105.43)
Closing net book value	550.11
As at 31 December 2006	
Cost	2,253.16
Less accumulated amortisation	(597.62)
Less allowance for impairment	(1,105.43)
Net book value	550.11

15 Other intangible assets, net

	Consolidated Baht Million	Company Baht Million
As at 31 December 2005		
Cost	2,308.90	72.36
Less accumulated amortisation	(621.23)	(53.42)
Less allowance for impairment	(14.62)	-
Net book value	1,673.05	18.94
Transactions during the year ended 31 December 2006		
Additions	191.87	6.51
Transfer, net	1.21	-
Increase invesment in a subsidiary and a joint venture, net	102.98	-
Disposal of investment in a subsidiary	(8.66)	-
Write-off, net	(8.19)	-
Amortisation	(160.32)	(9.78)
Foreign currency translation adjustment	(26.84)	-
Closing net book value	1,765.10	15.67
As at 31 December 2006		
Cost	2,556.24	78.87
Less accumulated amortisation	(791.14)	(63.20)
Net book value	1,765.10	15.67

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

16 Deferred income tax

Deferred income tax is calculated on temporary differences under the balance sheet liability method using a principle tax rate ranging between 20% to 30% (2005: 20% to 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Group has tax loss carried forward to offset future tax income amounting to Baht 5,714 million (31 December 2005: Baht 3,514 million) which is recognised as a deferred tax assets up to the amount it expects to be utilised of Bath 430 million (31 December 2005: Nil).

The movement in deferred tax assets and liabilities during the year ended 31 December 2006, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Consolidated (Baht Million) For the year ended 31 December 2006					
Deferred tax assets	**Allowance for doubtful accounts**	**Loss carry forward**	**Depreciation/ amortisation**	**Provision on impairment loss**	**Others**	**Total**
Balance brought forward	-	-	-	-	-	-
Prior year adjustment	124.16	-	63.55	120.00	83.79	391.50
Balance brought forward - restated	124.16	-	63.55	120.00	83.79	391.50
Impact to statement of income	103.73	430.22	(47.61)	(115.69)	12.22	382.87
Impact to shareholders' equity	(0.01)	-	-	(0.01)	(1.24)	(1.26)
Increased portion of investment in a joint venture	149.40	-	2.13	-	-	151.53
Balance carried forward	377.28	430.22	18.07	4.30	94.77	924.64

	Consolidated (Baht Million) For the year ended 31 December 2006				
Deferred tax liabilities	**Deferred expenses**	**Amortisation on assets under concession agreement**	**Investment**	**Others**	**Total**
Balance brought forward	-	-	-	-	-
Prior year adjustment	25.76	96.19	-	6.12	128.07
Balance brought forward - restated	25.76	96.19	-	6.12	128.07
Impact to statement of income	(12.81)	25.69	14.15	1.28	28.31
Impact to shareholders' equity	-	(12.66)	-	-	(12.66)
Increased portion of investment in a joint venture	8.20	-	-	2.81	11.01
Balance carried forward	21.15	109.22	14.15	10.21	154.73

Deferred income tax assets and liabilities are offset when there is a legally unforceable right to offset current tax assets against current tax liabilities and when the deferred income tax related to the same tax authority. The offset amounts are as follows:

	Consolidated	
	2006	**2005 Restated**
	Baht Million	**Baht Million**
Deferred tax assets	896.86	365.53
Deferred tax liabilities	(126.95)	(102.11)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 Trade accounts and notes payable

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Trade accounts and notes payable				
- Third parties	1,043.50	954.79	0.35	0.44
- Related parties (Note 32)	33.27	41.02	3.23	11.80
Total trade accounts and notes payable	1,076.77	995.81	3.58	12.24

18 Borrowings

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Current				
Bank overdrafts and short-term loans from banks and financial institutions	4,706.08	4,348.93	600.00	1,200.00
Current portion of long-term borrowings	7,703.90	2,855.34	-	-
Finance lease liabilities	47.04	23.00	0.53	0.68
	12,457.02	7,227.27	600.53	1,200.68
Non-current				
Long-term borrowings	14,070.70	17,605.85	-	-
Finance lease liabilities	37.96	34.61	-	0.53
	14,108.66	17,640.46	-	0.53
Total borrowings	26,565.68	24,867.73	600.53	1,201.21

As at 31 December 2006, the Company has unsecured promissory notes with a bank in the amount of Baht 600 million (2005: Baht 1,200 million) with weighted average of effective interest at rates of 5.99% per annum (2005: 4.30% per annum).

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

18 Borrowings(continued)

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, SATTEL entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

a) Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

b) Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

c) Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. SATTEL is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, SATTEL must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

SATTEL entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. SATTEL must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

The negotiation on the rescheduling of loan repayment of long-term loans for iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, SATTEL issued a letter to the group of lenders of iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiation on the rescheduling of loan repayment of long-term loans for iPSTAR satellite and Thaicom 5 satellite projects. Consequently, SATTEL received a forbearance letter from the group of lenders in November 2006, which allowed SATTEL to defer the principal amounts that due for repayment from 15 November 2006 to 15 March 2007 of USD 32.4 million (approximately Baht 1,173 million) to be payable on 13 April 2007.

SATTEL still has to pay the full amount of interest as specified in the existing credit facility agreements and to comply with the conditions as specified in this forbearance letter. In the meantime, SATTEL is in process of negotiation with the group of lenders about the changes of the repayment terms. Now, the negotiation is not finalised yet. SATTEL's management is of the opinion that SATTEL's proposed the rescheduling of loan repayment of long-term loans will be approved by the lenders.

As of 31 December 2006, SATTEL presented long-term loans before net of financial expenses in these financial statements with a current portion of Baht 3,161 million and non-current portion of Baht 11,414 million in these financial statements in accordance with the terms of existing loan agreements.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

18 Borrowings (continued)

Borrowings of OK

As at 31 December 2006, OK has short-term borrowings representing promissory notes payable to several local financial institutions and bills of exchange to an other investor amounting to Baht 3,800 million which will mature in 2007, and bear interest at the rates ranging from 5.97% to 7.00% per annum.

Long-term borrowings represent Japanese Yen loans from financial institutions amounting to Japanese Yen 10,800 million, which will mature in 2007, and bear interest at the rate of JPY - LIBOR plus 0.5% per annum and Thai Baht loan from a local bank amounting to Baht 2,200 million, which will mature in 2007 and 2008 amounting of Baht 1,000 million and Baht 1,200 million, respectively and bear interest at 4.75% to 6.75% per annum.

As at 31 December 2005, OK has short-term borrowings representing promissory notes payable to several local financial institutions and bills of exchange to an other investor amounting to Baht 3,081 million (proportion of the Company's investment), which bear interest at the rates ranging from 3.59% to 5.79% per annum.

Moreover, long-term borrowings represent Japanese Yen loans from financial institutions amounting to Japanese Yen 6,480 million (approximately Baht 2,433 million) (proportion of the Company's investment), which bear interest at the rate of JPY - LIBOR plus 0.5% per annum and Thai Baht loan from a local bank amounting to Baht 600 million, which bear interest at 4.75% per annum.

Borrowing of ITV

Non-compliance with the debt covenant

As at 31 December 2006, ITV's debt to equity ratio was 6.06:1, this ratio does not meet the requirements of the debt restructuring agreement of ITV. This covenant default has made the total amount of loan become due without further notification from the lender, and the principal repayment must be made by ITV immediately. ITV does not reclassify the outstanding amount of long-term loan totalling Baht 197 million as current because ITV intends to negotiate with the lender after the circumstance as described in Note 35 has been improved. The borrowings of ITV included in these consolidated financial statements as of 31 December 2006 was Baht 290 million.

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the year ended 31 December 2006		
Opening balance	24,867.73	1,201.21
Additions, net	8,464.95	2,580.45
Increased in investment in a joint venture	3,817.12	-
Repayments	(8,266.60)	(3,181.13)
Unrealised gain on exchange rate	(2,161.83)	-
Foreign currency translation adjustment	(155.69)	-
Closing balance	26,565.68	600.53

18 Borrowings (continued)

The interest rate exposure of the borrowings of the Group and the Company are as follows:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Total borrowings:				
- at fixed rates	10,570.79	8,286.93	600.53	1,201.21
- at floating rates	15,994.89	16,580.80	-	-
	26,565.68	24,867.73	600.53	1,201.21
Weighted average interest rates: (Percent)				
- bank overdraft and short-term loans from financial institutions	6.58	4.94	5.99	4.30
- long-term borrowings	5.70	5.34	-	-
- finance lease liabilities	6.46	6.29	7.26	7.46

Maturity of non-current borrowings as at 31 December 2006 is as follows:

	Consolidated		Company	
	Borrowings Baht Million	Finance lease liabilities Baht Million	Borrowings Baht Million	Finance lease liabilities Baht Million
2008	4,727.13	33.51	-	0.53
2009	3,484.65	3.47	-	-
2010	1,567.81	0.28	-	-
2011 and after	4,291.11	0.70	-	-
	14,070.70	37.96	-	0.53

Borrowing facilities

As of 31 December 2006, SATTEL has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,657 million and a standby letter of credit issued by a commercial bank amounting to USD 43 million security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

The above facilities is as follows is as follows:

	Consolidated	
	2006 Baht Million	2005 Baht Million
Floating rate		
- expiry within one year	1,656.81	4,272.52
- expiry after one year	-	124.60
Fixed rate		
- expiry after one year	-	40.00
Total	1,656.81	4,437.12
Stand by letter of credit	1,557.00	1,557.00

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

18 Borrowings (continued)

Fair values

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated			
	2006		2005	
	Carrying amount Baht Million	*Fair value* Baht Million	Carrying *amount* Baht Million	*Fair value* Baht Million
Long-term debt (excluding finance lease liabilities)	14,068.37	13,642.04	17,605.85	17,245.41

19 Other current liabilities

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Accrued expenses	871.34	665.27	42.37	43.81
Deferred income and advance receipts	474.43	465.00	-	-
Other payable	121.42	313.50	1.84	7.03
Tax payable	155.49	185.09	5.06	3.31
Deposit from customers	60.39	92.33	-	-
Others	68.98	34.83	2.00	2.00
Total other current liabilities	1,752.05	1,756.02	51.27	56.15

20 Derivative instruments, net

As at 31 December 2006, the fair value of the Group's recorded derivative instruments is as follows:

	Consolidated 2006 Baht million
Foreign currency forward contracts - liabilities	(1,008.69)
Foreign currency option contracts - assets	1,008.69
Net amount shown in the balance sheet	-
Cross currency and interest rate swap contracts - liabilities	(831.72)

The Group has entered into foreign currency forward contracts to purchase US Dollars 309 million. The settlement dates of these contracts are due within 1 year.

The Group has entered into European buy put option contracts amounting to US Dollars 309 million and European sell call option contracts amounting to US Dollars 309 million. The settlement dates of these contracts are due within 1 year.

The Group entered into cross currency and interest rate swap contracts in Yen currency amounting to Yen 10,800 million. The settlement dates on open cross currency and interest rate swap contracts were within 1 year.

20 Derivative instruments, net (continued)

As at 31 December 2005, the Group had foreign currency forward contracts amounting to US Dollars 357 million and cross currency and interest rate swap contracts in Yen currency amounting to Yen 6,480 million, which were recognised in the financial statements at inception in accordance with the previous accounting policy (Note 3.2). The settlement dates of these foreign currency forward contracts were within 1 - 2 years. The details of these foreign currency forward contracts are shown below.

	Consolidated
	2005
Current portion due within one year	Baht million
Foreign currency forward contracts - assets	259.53
Foreign currency forward contracts - liabilities	(112.86)
Long term	
Foreign currency forward contracts - liabilities	(6.73)
Cross currency and interest rate swap contracts - liabilities	(158.21)

As of 31 December 2005, the Group also had European buy put option contracts amounting to US Dollars 357 million and European sell call option contracts amounting to US Dollars 357 million. These contracts were not recognised in the 2005 financial statements in accordance with the previous accounting policy (Note 3.2).

As of 31 December 2005, the fair value of foreign currency forward contracts asset is Baht 157 million and the fair value of European buy put option contracts and European sell call option contracts liability is Baht 157 million and fair value of cross currency and interest rate swap contracts asset is Baht 163 million.

21 Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:

	Authorised	Issued and fully paid shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
As at 31 December 2004	5,000.00	2,953.63	2,953.63	5,109.28	8,062.91
Issue of shares	-	45.68	45.68	991.01	1,036.69
As at 31 December 2005	5,000.00	2,999.31	2,999.31	6,100.29	9,099.60
Issue of shares	-	196.99	196.99	4,040.95	4,237.94
As at 31 December 2006	5,000.00	3,196.30	3,196.30	10,141.24	13,337.54

During the year 2006, the Company registered its issued and paid share capital in respect of exercised warrants which were issued to directors and employees (ESOP) for 26.05 million shares and in respect of exercised warrants which were issued to the public (Shin-W1) for 170.93 million shares. Consequently, the Company's issued and paid share capital increased from Baht 2,999.31 million to Baht 3,196.30 million and share premium increased from Baht 6,100.29 million to Baht 10,141.24 million.

21 Share capital, premium and warrants (continued)

Warrants

Movements in the number of outstanding warrants are as follows:

	For the year ended 31 December 2006 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Directors	9,279.70	(8,772.80)	-	506.90
- Employees	1,969.60	(1,926.80)	-	42.80
Total	11,249.30	(10,699.60)	-	549.70
ESOP - Grant II				
- Directors	10,532.50	(6,848.80)	-	3,683.70
- Employees	3,274.20	(2,866.70)	-	407.50
Total	13,806.70	(9,715.50)	-	4,091.20
ESOP - Grant III				
- Directors	9,290.60	(2,870.30)	-	6,420.30
- Employees	4,247.00	(1,528.60)	-	2,718.40
Total	13,537.60	(4,398.90)	-	9,138.70
ESOP - Grant IV				
- Directors	9,356.10	-	-	9,356.10
- Employees	6,643.90	-	-	6,643.90
Total	16,000.00	-	-	16,000.00
ESOP - Grant V				
- Directors	-	-	6,159.20	6,159.20
- Employees	-	-	7,931.30	7,931.30
Total	-	-	14,090.50	14,090.50
SHIN - W1	159,416.44	(159,157.10)	-	259.34
Total	214,010.04	(183,971.10)	14,090.50	44,129.44

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees which are in registered form and non-transferrable. The warrants terms have no offered price and do not exceed 5 years. The exercise ratios and prices are detailed belows:

	Issue date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)	Exercise period	
					Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	12.782	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	34.046	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	39.568	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	36.830	31 July 2007	30 July 2011

* Percentage of the Company's total issued and paid share capital (before dilution) at the issue date.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

21 Share capital, premium and warrants (continued)

a) Warrants issued and offered to directors and employees (ESOP) (continued)

During the year 2006, the Board of Director approved the declarations of a dividend (Note 38), of which the amount paid was greater than 50% of net profit after tax. Consequently, this affects the exercise ratios and exercise prices. Therefore, the company changed the exercise ratios and exercise prices of warrants detailed belows.

	Exercise Ratio (unit/share)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP - Grant I	1 : 1.02671	1 : 1.06942	17.337	16.645
ESOP - Grant II	1 : 1.02671	1 : 1.06942	13.314	12.782
ESOP - Grant III	1 : 1.02671	1 : 1.06942	35.463	34.046
ESOP - Grant IV	1 : 1.01326	1 : 1.05540	41.214	39.568
ESOP - Grant V	1 : 1.00000	1 : 1.02307	37.680	36.830

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered form and are transferrable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1.074 ordinary shares and the exercise price is Baht 19.081 each. The exercise period is every three months from the issue date. The warrants could be exercised from 30 August 2002 to 21 May 2007. The warrants are presented net of transaction costs in the shareholders' equity.

In May 2006, the Company registered additional issued and paid share capital for 170.91 million shares to support the exercise of warrants (Shin-W1) for 159.16 million units.

22 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

23 Minority interests

	Consolidated	
	2006	2005 Restated
	Baht Million	Baht Million
Opening balance - previously reported	9,113.87	5,305.95
Prior year adjustment (Note 3)	128.70	45.15
Opening net book value - restated	9,242.57	5,351.10
Purchased investment in a subsidiary	1.00	(3.46)
Disposal of investment in subsidiaries	(22.08)	-
Liquidation of investment in a subsidiary	-	(20.81)
Increased in share capital by subsidiaries	1.59	2,857.59
Net results from subsidiaries	(861.26)	1,025.35
Foreign currency translation adjustment	(110.78)	32.80
Closing balance	8,251.04	9,242.57

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

24 Other income

Other income for the years ended 31 December 2006 and 2005 comprised:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Interest income	177.60	87.01	88.83	48.15
Special business tax refund	77.46	-	-	-
Interest income from ESCROW account	37.69	-	-	-
Income from untaken back deposits from customers	-	21.52	-	-
Gain on unwinding and purchasing of foreign currency option contracts	-	36.61	-	-
Gain on exchange rate	1,880.63	109.41	-	-
Gain on sale of investments in a subsidiary and a joint venture	128.99	-	128.99	-
Others	40.71	47.35	2.64	7.32
Total other income	2,343.08	301.90	220.46	55.47

25 Income tax

Reconciliation of income tax for the year ended 31 December is as follows:

	Consolidated		Company	
	2006 Baht '000	2005 Restated Baht '000	2006 Baht '000	2005 Restated Baht '000
Current tax	211,135	246,231	-	-
Deferred tax	(373,538)	(231,562)	-	-
	(162,403)	14,669	-	-

25 Income Tax (continued)

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the year ended 31 December is as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Profit before tax	2,386,282	9,664,745	3,409,948	8,624,720
Tax rates	29.43%	29.40%	30%	30%
The result of the accounting profit multiplied by the income tax rates	721,959	2,846,673	1,022,984	2,587,416
Net results from investments - equity method	(2,120,008)	(2,434,910)	(1,268,477)	(2,616,941)
Effect of gain on related parties transactions	35,265	54,488	-	-
Effect of discounted tax rates to the deferred tax	(71,779)	12,602	-	-
Effect of the different basis of income tax calculation on tax rates in other countries	(39,998)	(9,614)	-	-
Tax losses in current period not recognised as deferred tax assets	1,200,755	104,159	245,493	29,525
Tax exempted income - BOI businesses	-	(32,805)	-	-
Utilisation of previously unrecognised tax losses	(4,135)	(235,507)	-	-
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	115,538	(290,417)	-	-
Tax charge	(162,403)	14,669	-	-

Certain listed companies in the Group have been granted for a discounted tax rate of 25% of the taxable income not exceeding Baht 300 million for 5 fiscal years from 2002 to 2006. The taxable income exceeding Baht 300 million is subjected to 30% tax rate.

26 Directors' remuneration

For the years ended 31 December 2006 and 2005, the remuneration of directors in the consolidated financial statements amounting to Baht 21.45 million and Baht 17.17 million, respectively and in the company financial statements amounting to Baht 11.96 million and Baht 9.98 million, respectively. Directors' remuneration represents salary, provident fund contributions, meeting fees and gratuities as approved by the shareholders of the Group and the Company in their Ordinary General Meeting of Shareholder.

27 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

28 Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

The basic earnings per share and the diluted earnings per share are as follows:

	For the years ended 31 December (Consolidated and Company)					
	Net profit ('000 Baht)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2006	Restated 2005	2006	2005	2006	Restated 2005
Basic earnings per share	3,409,948	8,624,720	3,120,175	2,990,615	1.09	2.88
The effect of dilutive potential shares	-	-	3,573	94,698	-	(0.08)
Diluted earnings per share	3,409,948	8,624,720	3,123,748	3,085,313	1.09	2.80

29 Operating income

The followings items are included in the operating income:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Depreciation and amortisation	3,379.08	2,068.37	25.52	29.48
Impairment charges on asset under concession	964.03	-	-	-
Addition concession fee and interest	1,506.35	-	-	-
Impairment loss on assets and goodwill	1,126.91	446.46	1,105.43	-
Staff costs	1,753.76	1,586.90	196.94	178.98

30 Segment information

The Group is organised into the following main business segments:

Satellite business	Transponder rental and related services including the provision of earth station services, uplink and downlink services
Wireless telecommunications	Provision of mobile telecommunication trading and rental of telecommunications equipment and accessories in Cambodia and Thailand
Internet business	Internet investments and Internet Services Provider (ISP) in Thailand
Information technology	Providing computer services
Advertising, media and radio and television broadcasting	Airtime rental, media production, publication of white and yellow pages telephone directories and the provision of advertising services to the Group and third parties
Airline	Providing a low-fare airline service
Consumer finance	Carrying on consumer finance business
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible.

The Group does not disclose the business geographical areas because the business information for the foreign entities are not material to the Group.

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

30 Segment information (continued)

Financial information by business segment is as follows:

	Consolidated - for the year ended 31 December 2006 (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	4,443.66	2,405.66	153.41	128.18	4,138.94	1,004.50	1,931.02	141.84	(308.01)	14,039.20
Net results from associates	-	6,944.94	52.05	-	70.82	-	-	-	-	7,067.81
Total revenues	4,443.66	9,350.60	205.46	128.18	4,209.76	1,004.50	1,931.02	141.84	(308.01)	21,107.01
Cost of sales and services	(4,708.62)	(1,184.01)	(131.80)	(83.40)	(5,284.06)	(899.05)	(268.82)	(76.62)	100.55	(12,535.83)
Segment result	(264.96)	8,166.59	73.66	44.78	(1,074.30)	105.45	1,662.20	65.22	(207.46)	8,571.18
Selling and administrative expenses	(923.50)	(392.08)	(40.95)	(15.23)	(626.57)	(72.18)	(2,941.80)	(265.08)	239.18	(5,038.21)
Write off asset under concession - Thaicom 3	(964.03)	-	-	-	-	-	-	-	-	(964.03)
Impairment loss of goodwill	-	-	-	-	(1,105.43)	-	-	-	-	(1,105.43)
Operating profit (loss)	(2,152.49)	7,774.51	32.71	29.55	(2,806.30)	33.27	(1,279.60)	(199.86)	31.72	1,463.51
Other income, net										2,165.47
Finance cost										
Interest income										177.60
Interest expenses										(1,420.30)
Profit before tax										2,386.28
Income tax										162.40
Profit before minority interests										2,548.68
Minority interests										861.26
Net profit										3,409.94
Other information										
Segment assets	26,349.44	5,173.41	178.90	185.84	5,034.91	415.24	12,330.02	1,458.98	(28.29)	51,098.45
Investments in equity method	-	33,197.93	483.53	-	-	-	-	-	-	33,681.46
Total consolidated assets	26,349.44	38,371.34	662.43	185.84	5,034.91	415.24	12,330.02	1,458.98	(28.29)	84,779.91
Segment liabilities	1,641.85	1,301.65	23.46	48.85	3,523.12	211.89	1,164.56	57.59	(30.63)	7,492.34
Total borrowings										26,565.68
Total consolidated liabilities										34,508.02
Depreciation	375.22	419.57	31.63	12.54	41.72	9.18	71.61	15.75	-	977.22
Amortisation	2,025.69	9.63	0.93	0.31	308.07	0.62	46.83	9.78	-	2,401.86
Depreciation and amortisation	2,400.91	429.20	32.56	12.85	349.79	9.80	118.44	25.53	-	3,379.08

30 Segment information (continued)

Consolidated - for the year ended 31 December 2005 (Baht Million) - Restated

	Satellite business	Wireless telecommunications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	3,620.60	2,000.64	158.46	140.47	4,483.52	1,315.38	980.55	288.95	(405.86)	12,582.71
Revenue from insurance compensation	1,082.65	-	-	-	-	-	-	-	-	1,082.65
Net results from associates	-	8,023.88	(15.79)	-	103.28	-	-	-	-	8,111.37
Total revenues	4,703.25	10,024.52	142.67	140.47	4,586.80	1,315.38	980.55	288.95	(405.86)	21,776.73
Cost of sales and services	(2,835.45)	(1,074.80)	(147.17)	(95.89)	(3,041.99)	(1,207.93)	(8.27)	(131.80)	108.95	(8,434.35)
Segment result	1,867.80	8,949.72	(4.50)	44.58	1,544.81	107.45	972.28	157.15	(296.91)	13,342.38
Selling and administrative expenses	(1,107.98)	(320.03)	(144.92)	(14.67)	(692.64)	(132.20)	(1,208.21)	(200.28)	292.92	(3,528.01)
Operating profit (loss)	759.82	8,629.69	(149.42)	29.91	852.17	(24.75)	(235.93)	(43.13)	(3.99)	9,814.37
Other income, net										214.89
Finance cost										
Interest income										87.01
Interest expenses										(451.52)
Profit before tax										9,664.75
Income tax										(14.67)
Profit before minority interests										9,650.08
Minority interests										(1,025.36)
Net profit										8,624.72
Other information										
Segment assets	28,460.79	4,766.92	160.61	172.76	5,355.25	590.03	7,377.41	702.28	(61.45)	47,524.60
Investments in equity method	-	34,225.94	593.35	-	-	-	-	-	-	34,819.29
Total consolidated assets	28,460.79	38,992.86	753.96	172.76	5,355.25	590.03	7,377.41	702.28	(61.45)	82,343.89
Segment liabilities	1,511.57	1,396.22	63.97	67.28	1,117.82	468.88	436.01	65.01	(61.26)	5,065.50
Total borrowings										24,867.75
Total consolidated liabilities										29,933.25
Depreciation	247.62	381.30	20.34	10.39	42.43	8.33	30.30	17.52	-	758.23
Amortisation	962.99	9.80	5.24	4.53	306.93	0.73	10.16	9.76	-	1,310.14
Depreciation and amortisation	1,210.61	391.10	25.58	14.92	349.36	9.06	40.46	27.28	-	2,068.37

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December is as follows:

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities					
Net profit for the year		3,409,948,131	8,624,720,202	3,409,948,131	8,624,720,202
Adjustments for:					
Depreciation charges	12	977,227,940	758,232,801	15,743,996	17,519,916
Amortisation charges	13 - 15	2,401,872,299	1,310,148,396	9,778,225	11,961,060
Impairment loss on goodwill in a subsidiary	10, 14	1,105,433,726	-	1,105,433,726	-
Impairment of property and equipment	12	21,481,157	31,839,504	-	-
Impairment of property and equipment under concession agreements	13	-	400,000,000	-	-
Impairment of intangible assets	15	-	14,621,585	-	-
Net results from investments in subsidiaries, joint ventures and associates	10	(7,067,813,749)	(8,111,366,116)	(4,538,017,375)	(8,723,137,453)
Gain on sale of investments in a subsidiary and a joint venture		(128,991,233)	-	(128,991,233)	-
Loss on sale of current investment		15,492,891	-	15,492,891	-
Impairment and retirement of equipment under concession agreements		964,030,593	-	-	-
Unrealised (gain) loss on exchange rate		(1,600,861,648)	121,952,733	-	-
Realised gain on exchange rate		(179,442,327)	(41,554,834)	-	-
Allowance for doubtful accounts and bad debts		398,361,910	554,583,865	-	-
Amortisation cost of loans		137,119,571	-	-	-
Loss on sale of loan		-	23,368,915	-	-
Increased in deferred tax		(506,474,668)	(231,562,750)	-	-
Net results of subsidiaries to minority interests	23	(861,262,632)	1,025,356,145	-	-
Others		19,177,748	97,502,069	(3,772,554)	18,727,829
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(418,141,862)	(104,497,791)	(5,010,426)	8,044,096
- loans and accrued interest receivable		2,268,092,337	(5,857,938,384)	-	-
- inventories		264,997,135	(386,399,550)	-	-
- insurance compensation receivable		52,336,625	(52,336,625)	-	-
- other current assets		120,336,000	(475,756,266)	(8,881,425)	13,376,235
- refundable income tax		261,717,989	(331,810,073)	-	-
- other assets		131,941,577	(98,555,000)	(30,000)	5,717,225
- trade accounts and notes payable		338,707,852	254,457,335	(8,661,875)	12,606,244
- accrued concession fees		2,654,501,411	(410,879,215)	-	-
- other current liabilities		211,229,195	324,202,952	(5,333,763)	(5,514,445)
- long-term interest on debenture		-	(404,033,177)	-	(404,033,177)
- other liabilities		58,337,683	(25,964,630)	-	-
Net cash flows from/(used in) operating activities		5,049,355,651	(2,991,667,909)	(142,301,682)	(420,012,268)

32 Related party transactions

On 23 January 2006, the Shinawatra family, the principle shareholders of the Company sold all Company's shares, representing 49.6% of the paid share capital, to Cedar Holdings Company Limited ("Cedar") and Aspen Holdings Company Limited ("Aspen"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with entitles within the Cedar, Aspen, and Temasek group are recognised as related party transactions of the Company.

During this year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses. The Company has terminated the consulting and management services agreement with the Group since the third quarter of 2006.

The Group had transactions with related parties for the years ended 31 December 2006 and 2005 as follows:

a) Sales of goods and services

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	41.52	83.97
Dividend income	-	-	99.96	129.94
	-	-	141.48	213.91
Associates				
Consulting and management services	98.38	205.01	98.38	202.66
Computer services income	111.32	94.32	-	-
Advertising income (Gross 2006: Baht 1,873.71 million 2005: Baht 1,853.11 million)	650.87	644.14	-	-
Rental income	98.19	84.69	-	-
Sale of investment in a subsidiary	32.00	-	32.00	-
Dividend income	8,193.98	7,169.32	7,961.39	7,076.79
	9,184.74	8,197.48	8,091.77	7,279.45
Joint ventures				
Consulting and management services	0.83	0.95	1.97	2.21
Computer services income	1.16	0.84	-	-
Advertising income (Gross 2006: Baht 39.31 million 2005: Baht 58.48 million)	11.78	25.91	-	-
Rental income	2.78	2.73	-	-
Interest income	1.78	-	4.47	-
Sale of investment in a joint venture	-	-	400.00	-
	18.33	30.43	406.44	2.21
Related parties				
Computer services income and others	1.45	7.17	0.04	0.44
Rental and advertising income	-	5.19	-	-
	1.45	12.36	0.04	0.44

32 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	-	3.82
Advertising expenses and others	-	-	27.70	24.25
Purchased investment in a joint venture	-	-	8.05	-
	-	-	35.75	28.07
Associates				
Rental and other expenses	81.10	45.32	1.59	1.70
Joint ventures				
Advertising and other expenses	-	0.40	-	1.15
Related parties				
Rental and other expenses	93.35	161.48	3.40	22.84
Purchased investment in a joint venture	-	-	665.00	-
	93.35	161.48	668.40	22.84
Dividend paid				
Major shareholders	7,922.71	3,466.43	7,922.71	3,466.43
Directors	0.43	3.63	0.43	3.63
	7,923.14	3,470.06	7,923.14	3,470.06

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	12.30	3.23
Associates	527.29	402.24	-	-
Joint ventures	0.73	34.07	-	0.14
Related parties	-	6.72	-	-
Total trade accounts receivable - related parties	528.02	443.03	12.30	3.37
Accrued income - related parties				
Subsidiaries	-	-	-	2.25
Associates	6.55	14.48	-	1.33
Joint ventures	1.01	0.06	-	0.34
Related parties	-	0.38	-	-
Total accrued income - related parties	7.56	14.92	-	3.92
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	3.15	11.44
Associates	32.15	32.49	0.08	0.35
Related parties	1.12	8.53	-	0.01
Total trade accounts and notes payable - related parties	33.27	41.02	3.23	11.80

32 Related party transactions (continued)

d) Amounts due from and advances to related parties as at 31 December

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.60	3.78
Associates	10.04	19.92	-	8.67
Joint ventures	0.10	0.45	-	0.02
Related parties	-	6.03	-	5.73
Total amounts due from and advances to related parties	10.14	26.40	0.60	18.20

e) Amounts due to and loans from related parties as at 31 December

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	2.75	2.50
Associates	19.28	12.31	-	-
Joint ventures	1.08	0.07	-	0.11
Related parties	32.29	1.26	-	0.02
Total amounts due to and loans from related parties	52.65	13.64	2.75	2.63

f) Other assets as at 31 December

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Customer deposits				
Related parties	-	20.90	-	-
Total other assets	-	20.90	-	-

g) Warrants granted to directors (Note 21)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Related party transactions (continued)

h) Special reward program

Certain subsidiaries, associates and joint ventures have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint ventures between the date the rights were granted and the date the rights were exercised and other factors. However, the reward may not exceed each individual's budget. The movement of the Special Reward Program is as follows:

	As at 31 December 2006 (Million units)			
	Issued year	**Granted**	**Exercised**	**Balance**
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.5)	-
Grant III	2004	0.6	(0.4)	0.2
Total		4.4	(4.2)	0.2

For the Special Reward Program Grant IV and onward will be changed to ESOP instead and is disclosed in Note 21.

i) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 December 2006, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million and USD 3.50 million(2005: Baht 806.60 million).

2. As at 31 December 2006, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.80 million.

   As at 31 December 2005, a joint venture had a contigent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.48 million (proportion of the Company's investment).

3. As at 31 December 2005, certain subsidiaries, associates and joint ventures had entered into agreements with the Company, under which the Company was committed to provide consulting, and management services and other central services for a period of one year with an option to renew. The subsidiaries, associates and joint ventures were committed to pay the Company for services in respect of the agreements at approximately Baht 20.64 million per month (2006: nil).

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

33 Interest in joint ventures

ArcCyber Company Limited

ArcCyber Company Limited ("ARC") is a joint venture between AD Venture Company Limited ("ADV"), a 90.91% subsidiary, and NTT Communications (Thailand) ("NTT Thailand"), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter-Holding Public Company Limited. As at 31 December 2005, the interests in the joint venture of ADV, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited are 47.50%, 47.50% and 5.00%, respectively.

In April 2006, the Company acquired 47.50% of ARC from ADV. The interests of ARC 47.50% held by ADV were transferred to the Company.

ARC registered its dissolution with the Ministry of Commerce on 31 October 2006 and it is in the liquidation process.

Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") is a joint venture between SATTEL and the Government of the Laos People's Democratic Republic ("Laos PDR"). As at 31 December 2006 and 2005, the interests in the joint venture of SATTEL and Laos PDR are 49.00% and 51.00%, respectively.

Asia Aviation Company Limited

In February 2006, the Company sold its entire remaining shares in TAA to AA (Note 10 e). As a result, TAA is a joint venture between AA and AA International Limited ("AAI"). As at 31 December 2006, the interests in the joint venture of AA and AAI are 50.00% and 49.00%, respectively. As at 31 December 2005, TAA is a joint venture between the Company and AAI, who held the interest in TAA are 50.00% and 49.00%, respectively.

Capital OK Company Limited

Capital OK Company Limited ("OK") is a joint venture between the Company and DBS Bank Limited of Singapore ("DBS"). As at 31 December 2005, the interests in the joint venture of the Company and DBS are 60.00% and 40.00%, respectively.

In 2006, the Company invested in additional share capital and acquired the remaining portion form DBS. (Note 10 e). Accordingly the status of OK has been changed from a joint venture to a subsidiary.

Media Connex Company Limited

In January 2006, ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. set up a new joint venture, Media Connex Company Limited ("MC"). As at 31 December 2006, the interest in MC of ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. are 60%, 25% and 15%, respectively.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

33 Interest in joint ventures (continued)

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results in its consolidated financial statements for the years ended 31 December:

	ArcCyber Company Limited		Lao Telecommunications Company Limited		Asia Aviation Company Limited		Capital OK Company Limited		Media Connex Company Limited	
	2006	2005	2006	2005	2006	2005	2006	2005 Restated	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million
Balance sheets										
Current assets	2.04	8.42	174.98	267.50	206.09	500.98	-	5,126.87	27.41	-
Non-current assets	-	-	2,081.53	1,879.37	75.92	89.05	-	2,250.54	1.05	-
Current liabilities	(0.02)	(0.16)	(562.71)	(749.66)	(211.87)	(468.88)	-	(3,381.13)	(1.16)	-
Non-current liabilities	-	-	(49.80)	(54.80)	-	-	-	(3,090.18)	-	-
Net assets	2.02	8.26	1,644.00	1,342.41	70.14	121.15	-	906.10	27.30	-
Income statements										
Gross revenues	-	0.25	1,057.00	867.57	1,010.37	1,389.80	1,361.30	999.04	1.83	-
Net profit (loss) for the year	0.09	(4.91)	453.86	284.31	18.66	49.47	(766.57)	(288.39)	(2.70)	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

34 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group makes use of derivative financial instruments.

The objectives of using derivative financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval of the management before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Management reports contain details of cost and market value for all derivative financial instruments including outstanding forward contracts and cross currency and interest rate swap. An analysis of exposures against the limits established by the management is also provided. These limits principally cover the maximum permitted exposure in respect of short-term investment regarding to guideline to short-term investment policy.

Foreign currency risk

As at 31 December 2006 and 2005, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and cross currency interest rate swap and foreign currency options as follows:

	Consolidated			
	2006		2005	
	Foreign currency Unit: Million	Baht Million	Foreign currency Unit: Million	Baht Million
Assets				
US Dollars	33.73	1,212.81	22.01	902.12
Australian Dollars	11.49	325.02	0.19	5.86
New Zealand Dollars	0.33	8.35	0.15	4.35
KIP	12,479.76	46.21	75,964.06	285.58
Pounds Sterling	0.001	0.09	0.0002	0.02
Pataka Macau	4.37	20.30	0.17	0.85
Singapore Dollars	1.81	42.22	0.05	1.10
China Renminbi	0.64	2.93	-	-
Hong Kong Dollars	0.05	0.25	-	-
Malaysian Ringgit	1.57	15.55	-	-
Vietnam Dong	9.95	0.02	-	-
EURO	0.02	0.84	-	-
Indian Rupees	184.57	141.48	-	-
Total		1,816.07		1,199.88
Liabilities				
US Dollars	505.58	18,317.63	438.29	18,043.95
Australian Dollars	1.30	37.51	0.32	9.61
New Zealand Dollars	2.76	70.95	-	-
KIP	53,859.66	199.42	304,570.29	1,145.00
Pounds Sterling	0.0001	0.01	-	-
Norwegian Kroner	3.41	19.71	0.02	0.14
Pataka Macau	0.09	0.42	-	-
Singapore Dollars	0.53	1.26	-	-
China Renminbi	0.07	0.32	-	-
Hong Kong Dollars	0.13	0.59	-	-
Malaysian Ringgit	0.79	8.24	-	-
Vietnam Dong	3.82	0.01	-	-
EURO	0.001	0.05	-	-
Indian Rupees	43.85	38.37	-	-
Total		18,694.49		19,198.70

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

34 Financial instruments (continued)

Foreign currency risk (continued)

The major foreign currency assets represent account receivable and deposits. The major foreign accounts currency liabilities represent, accounts payable, accounts payable - property and equipment, accrued expenses, and borrowings.

Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Fair value of other financial instruments

The carrying amount of cash and cash equivalents, current investments, trade receivables, loans and accrued interest receivable, amounts due from related parties, short-term loans and advances to related parties, trade creditors, accounts payable-property and equipment, amounts due to related parties, and short-term borrowings are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 18.

35 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station

a) The Supreme Administrative Court's judgment regarding the dispute between ITV and the PMO

On 30 January 2004, the arbitration award ruled by the arbitration panel on the disputes between ITV and the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") in accordance with the Concession Agreement and Radio-television operation under UHF system ("the Concession Agreement") can be summarised as follows:

1. The PMO shall pay compensation to ITV in the amount of Baht 20 million;

2. The concession fee to be paid shall be reduced and adjusted by reducing the concession fee to 6.5% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (reduced and adjusted from the original agreement of the 8th year Baht 800 million; the 9thYear Baht 900 million and the 10th - 30th Year Baht 1,000 million each year), whichever is higher, as from 3 July 2002;

3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003 to the Company. The amount to be returned to ITV is Baht 570 million; and

4. ITV may broadcast its television programs during prime time (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

35 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

a) The Supreme Administrative Court's judgment regarding the dispute between ITV and the PMO (continued)

The PMO entered into the appeal process in April 2004 in order to revoke the award made by the arbitration panel. On 9 May 2006, the Administrative Court of the First Instance handed down its ruling regarding the revocation of the arbitration award. On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment. On 13 December 2006, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court that effected on revocation of the Arbitration Award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement on the following:

1. ITV changed its television programs to be in line with the Clause 11 of the Concession Agreement which covers the combination of news, documentaries and social benefit programs which shall not be less than 70% of total air-time, and, all programs broadcasted during prime time (7.00 p.m. - 9.30 p.m.), have to be these kinds of programs.

2. ITV followed Clause 5 (the concession fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Concession Agreement in respect of payment of concession fee to the PMO.

On 14 December 2006, ITV has changed its television programs to be in line with the Clause 11 of the Concession Agreement. ITV recorded the unpaid concession fee for the period 3 July 2004 to 3 July 2006 of Baht 2,210 million.

b) Contingencies in respect of the dispute with the PMO of ITV

The PMO issued a letter dated 14 December 2006 claiming that ITV should:

1. Immediately alter the television programming schedule in order to comply with the of Clause 11 of the Concession Agreement.

2. Pay the unpaid concession fee totalling Baht 2,210 million, for the 9th concession year (the Seventh Payment) in the amount of Baht 670 million, the 10th concession year (the Eighth Payment) in the amount of Baht 770 million and the 11th concession year (the Ninth Payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid concession fee, calculated on a daily basis from the date the payment become overdue.

3. Pay the penalty fee in accordance with Clause 11, second paragraph, of the Concession Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual concession fee, calculated on a daily basis from the date the payment become overdue. According to ITV had not scheduled programs following Clause 11, Section 1, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million (ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).

PMO demanded that all payments must be paid within 45 days of ITV receiving such notice (received 15 December 2006). In the event that ITV fails to repay such debt within the period of time, PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

35 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

b) <u>Contingencies in respect of the dispute with the PMO of ITV</u> (continued)

ITV and ITV's legal consultant had opinions regarding that case of 15% interest per annum on the unpaid concession fee and the penalty fee of the changed programming as per the following:

1 The concession fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitral award. Since the arbitral award was bound to both parties under Clause 15 of the Concession Agreement, ITV had no liability on interest of the unpaid concession fee during the period that the arbitral award was granted until the Supreme Administrative Court's judgment was handed down.

2 ITV and ITV's legal consultant disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows:

2.1 ITV has not breached the Concession Agreement because ITV has complied with Clause 15 of the Concession Agreement which states that "The arbitral award shall be bound to both parties.", the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E.2542. Consequently, the alteration of TV programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Concession Agreement and law.

2.2 As to the Concession Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Concession Agreement. However, in order to comply with the arbitration proceeding as stated in section 2.1, if it is apparent that ITV breaches the Concession Agreement, the PMO shall be entitled to terminate the Concession Agreement if the process of settlement of dispute becomes final.

2.3 According to the Supreme Administrative Court gazette dated 13 December 2006, it stated that "Regarding the matter of the penalty, the parties have to resolve this themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure defined in the Concession Agreement."

2.4 The issue of interest and the penalty incurred from the alteration of television programming had not been final since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Concession Agreement stating that "If any dispute or controversy arises in connection with this Concession Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding."

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

35 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

b) Contingencies in respect of the dispute with the PMO of ITV (continued)

ITV and ITV's legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Concession Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, if the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed by the PMO.

In case of interest of the unpaid concession fee claimed by the PMO, ITV is of the opinion that during the period that ITV complied with the arbitral award, ITV neither had a liability to settle the debt nor was at default to pay the concession fee since the concession fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force. Since ITV was not at default in the payment of the concession fee or make the delay payment, ITV has no liability on interest of the concession fee and the PMO has no right to claim for the unpaid concession fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

ITV does not record liabilities relating to the penalty and the interest in these financial statements.

The meeting of the government panel in charge of the Concession Agreement affair was held on 24 January 2007. ITV has submitted the preliminary proposals to the PMO in the following matters.

ITV notified to the meeting that currently the financial status of ITV is shown that ITV has insufficient funds to repay the PMO because ITV has cash in hand of Baht 1,300 million and is unable to undertake either of borrowing from financial institutions or funding by public offering and rights offering within a short period due to a substantial risk concerning the uncertainty over the penalty arising from the alteration of television programming of approximately Baht 100 billion. However, ITV is trying to find other sources of funds and negotiate with the PMO over the guidelines of repayment. ITV proposed five alternatives with advantages and disadvantages of each alternative to the PMO for consideration regarding the concession fee of Baht 2,210 million as follows;

1. ITV proposed to repay the PMO Baht 710 million in cash plus Baht 1.5 billion through new share issues at Baht 1 per share, allowing the PMO to own 55.4% of ITV as a major shareholder of ITV. If the PMO agrees with the first alternative, ITV will have not a burden amounting to Baht 2,210 million and ITV operation will be continued with positive results to the minority shareholders and staff of ITV. However, in compliance with this alternative, ITV must propose this to the shareholder's meeting of ITV for further approval.

2. Certain Thai entities proposed to take over all ITV shares from the Company. Under this alternative, the buyers would need to negotiate with the PMO with respect to the unpaid concession fee. ITV would thus be able to continue its business under the concession agreement with no impact to minority shareholders and staff of ITV. However, the possibility of this alternative depends on the approval of the board and shareholders' meetings of ITV and the result of negotiation with new shareholders.

3. ITV proposed to the government to take over all ITV shares from the Company in the proportion of 52.9% of total paid share capital or 638 million shares. In compliance with this alternative, the government should provide its budget for buying ITV's shares and run ITV business thereafter.

4. ITV proposed that it will partially repay the concession fee amounting to Baht 1,000 million to the PMO and will repay the remaining Baht 1,210 million by installments over five years. In compliance with this alternative, ITV is trying to prepare the details of the installments method for the PMO's for consideration.

35 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

b) Contingencies in respect of the dispute with the PMO of ITV (continued)

ITV proposed the four alternatives stated above to the PMO for consideration because ITV intends to solve this issue to prevent the taking place of disadvantages of minority shareholders, staff, program producers, suppliers and audience. ITV is attempting to maintain the TV station by acting as a mediating ground for social affairs. However, if there will be events or factors impacting to ITV whereby it is unable to repay to the PMO within the specific time, the PMO has the right to terminate the Concession Agreement (alternative 5).

However, as at 31 December 2006, there has been no further development on the proposals submitted by ITV to the PMO.

Referring to the penalty for alteration of television programming and interest of overdue concession fee, ITV submitted the documents to the Arbitration Institute on 4 January 2007. On 27 January 2007, the PMO submitted a letter to the Arbitration Institute disputed that the issue regarding the penalty arising from the alteration of television programming was not related to the dispute or controversy in connection with the Concession agreement considered by the arbitrator. Conversely, it was the right to claim against ITV for the settlement of debt according to the judgment of the Central Administrative Court and the Supreme Administrative Court respectively. The actual amount of the penalty shall be determined by the Court; therefore, the PMO shall bring the case to the Court having its jurisdiction to consider and order or rule ITV to pay the unpaid concession fee plus 15 % interest from the delayed payment date and the penalty arising from the alteration of television programming amounting to Baht 97,760 million after the due date (it shall be further defined in the second notice).

On 1 February 2007, ITV received the letter from the PMO dated on 31 January 2007 requesting ITV to repay the debt by making payment of the unpaid concession fee of 9th year to 11th year in the amount of Baht 2,210 million and the interest calculated on such unpaid concession fee at the rate of 15% per annum together with the fine arising out of the alteration of television programming in at the rate of 10% of the annual concession fee calculated on a daily basis totally of Baht 97,760 million. PMO demanded that all payment must be paid within 30 days of ITV receiving such notice which will be on 2 March 2007. In the event that ITV fails to repay such debt within such period of time, PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

On 20 February 2007, ITV filed an appeal requesting provisional remedial measures and an appeal to expedite the case with the Central Administrative Court as follows;

1) ITV requested the Central Administrative Court to rule that the PMO's right to terminate the Concession Agreement will cease from the due date for payment of the penalty fee incurred from the change in television programming and the interest on the unpaid concession fee of approximately Baht 100,000 million until the arbitral award is granted and the dispute becomes final.

2) ITV requested the Central Administrative Court to specify the period in which the payment of the unpaid concession fee amounting to Baht 2,210 million must be paid at within 30 days after the date of receipt of the Court's order.

On 21 February 2007, the Central Administrative Court rejected the appeal to requesting provisional remedial measures and the appeal to expedite the case.

36 Contingencies and commitments

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in Note 1, for the operation of satellite services, radio-television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Shin Satellite Public Company Limited ("SATTEL")

Under the aforementioned agreement, SATTEL must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement (Baht 50 million), whichever is higher. In addition, SATTEL, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

ITV Public Company Limited ("ITV")

Under its concession agreement, ITV has to pay minimum fees to the Prime Minister's Office ("PMO") based on a percentage of service income, or at the rates specified in the agreement, whichever is higher, as follows:

Year	Period	In the percentage of	Minimum benefit Baht Million
3	3 July 1997 - 2 July 1998	22.5	300
4	3 July 1998 - 2 July 1999	35	400
5	3 July 1999 - 2 July 2000	35	500
6	3 July 2000 - 2 July 2001	35	600
7	3 July 2001 - 2 July 2002	44	700
8	3 July 2002 - 2 July 2003	44	800
9	3 July 2003 - 2 July 2004	44	900
10	3 July 2004 - 2 July 2005	44	1,000
11 - 30	3 July 2005 - 3 July 2025	44	20,000

Benefit is based on a percentage of revenues, calculated using the total revenues that ITV could earn before related expense and taxes. The judgment of the Supreme Administrative Court relating to the Agreement for the Operation of Television Station is provided in Note 35).

Cambodia Shinawatra Company Limited ("CAM")

CAM, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 12).

36 Contingencies and commitments (continued)

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in Advanced Info Service Public Company Limited ("ADVANC") which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of SATTEL, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, SATTEL has to transfer all of LTC's shares to Laos PDR without any charges.

c) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Not later than 1 year	367.99	348.13	-	-
Later than 1 year and not later than 5 years	710.81	310.10	-	-
Later than 5 years	149.93	128.69	-	-
	1,228.73	786.92	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

36 Contingencies and commitments (continued)

d) Capital expenditure commitments

The Group's capital expenditure contracted as at 31 December but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
	Currency	2006 Million	2005 Million
Related to iPSTAR project	USD	0.01	3.47
	Norwegian Kroner	1.90	1.90
	NZD	0.99	-
Related to Thaicom 5 project	USD	-	59.41
Related to GSM 1800 Network	USD	16.37	11.57

e) Contingencies

As at 31 December 2006, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 689.72 million, USD 50.03 million and AUD 0.02 million (2005 : Baht 150.59 million and USD 33.71 million and AUD 0.03 million) on a consolidated basis

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

Tax assessment in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2003/04 (equivalent to the financial years from 1 April 1997 to 31 March 2003) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 December 2006, SATTEL deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 is totally Rupees 263 million (approximately Baht 205 million). SATTEL did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. SATTEL's tax advisor in India was of the opinion that the outcome would be in favour of SATTEL. Therefore, SATTEL did not recognise such liabilities in this financial statements and presented all amounts paid as other non-current assets in the balance sheet. If the outcome is that SATTEL is not liable to these additional tax assessments, it will be eligible to refund all deposits together with interest.

The details of tax assessments are summarised as follows:

- Tax assessment for the assessment year 1998/99 to 2001/02

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. Accordingly, SATTEL filed an application for a refund of Rupee 72 million (approximately Baht 55 million) with the Tax Authority in respect of the non-resident issue. Currently, the Tax Authority has agreed to give credit for such amount which will be adjusted against SATTEL's income tax liabilities in India.

SHIN CORPORATION
CORPORATION PUBLIC COMPANY LIMITED

36 Contingencies and commitments (continued)

e) Contingencies (continued)

Tax assessment in India (continued)

- Tax assessment for the assessment year 1998/99 to 2001/02 (continued)

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupee 325 million (approximately Baht 284 million). SATTEL filed an appeal against this assessment of penalty with the CIT (A) and filled a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by CIT (A). The CIT (A) decided in favour of the Tax Authority and SATTEL deposited same of the tax in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment with the CIT(A) with ITAT in the first quarter of 2006.

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Revenue Department had refunded an amount of Rupee 56 million (approximately Baht 43.5 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupee 2 million (approximately Baht 1.6 million), in respect of the withholding tax paid by the Indian resident customers during such assessment years. The Revenue Department has agreed to give credit for such amount which will be adjusted against SATTEL's income tax liabilities in India.

On 16 March 2005, the Tax Authority has raised an assessment for the assessment year 2002/03 in the amount of Rupee 106 million (approximately Baht 93 million). SATTEL had deposited Rupee 49 million (approximately Baht 38 million) in 2004 and has already filed an appeal against this assessment with CIT (A). On, 2 November 2005, the CIT(A) has already ruled in favour of the Tax Authority and SATTEL has filed an appeal against the CIT(A)'s decision with ITAT.

- Tax assessment for the assessment year 2003/04

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 11.7 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against SATTEL in the amount of Rupees 106 million (approximately Baht 93 million), excluding penalty. SATTEL deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 15 million). In the first quarter of 2006, SATTEL deposited some of the tax in the amount of Rupees 65 million (approximately Baht 50 million) and recorded as other assets in the balance sheet. SATTEL filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, SATTEL is waiting for the decision of the Tax Authority.

- Tax assessment for the assessment year 2004/05

On 27 December 2006, the Tax Authority raised an assessment and interest for the assessment year 2004/2005 against SATTEL in the amount of Rupees 103 million (approximately Baht 90 million). SATTEL filed an appeal against the assessment with CIT(A) and requested that CIT(A) ordered the Tax Authority to refrain from enforcing the tax demand. At present, SATTEL is still waiting for the decision of CIT(A). SATTEL has not yet recognised these tax assessments as liabilities in these financial statements because the management is of the opinion that the result of this assessment will not have a significant impact to the financial statements.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
... CORPORATION PUBLIC COMPANY LIMITED

36 Contingencies and commitments (continued)

e) Contingencies (continued)

Joint venture agreement in Lao Telecommunications Company Limited ("LTC")

According to the joint venture shareholder agreement as Note 36 b, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 December 2006, LTC has remaining additional investment approximately USD 210 million.

LTC entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 308.2 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

Concession right payable of DPC

On 5 July 2006, Total Access Communication Public Company Limited has submitted the additional claims against Digital Phone Company Limited ("DPC"), a subsidiary of ADVANC, to the Arbitration Committee for settlement of the last two amounts of concession right fees due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made. The case is still in the process of arbitration. DPC has recognised the full concession payable and interest, excluding overdue interest, according to the agreement in its financial statements (using effective interest rate method).

Obligation from shares buy back options of SATTEL

On 23 October 2003, SATTEL and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to SATTEL, with the condition that SATTEL has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, SATTEL has the right to refuse. If the offered price per share is the higher of the equal of USD 1 or fair market value at offering date, SATTEL has to purchase those shares from Codespace Inc. SATTEL believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of SATTEL, the value of iPSTAR's shares is higher than USD 1, therefore, the Group does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2006, the remaining share option was 1.73 million shares.

Operating lease commitments - where a joint venture company is the lessee

A joint venture has outstanding commitments in respect of aircraft lease agreements which cover rental arrangements for twelve aircrafts (2005: nine aircrafts) amounting to approximately USD 8.36 million (2005: USD 17.75 million) (proportion of investment in joint venture). In addition, the lease agreements cover maintenance fees, for which the joint venture must pay a monthly fee in USD. These maintenance fees vary depending on actual flight hours.

The joint venture has outstanding commitments in respect of corporate guarantees, which are in the ordinary course of business and will not cause any significant liabilities to the joint venture. The corporate guarantee covers pilot trainees who study on the pilot program in the amount of Baht 15.81 million (proportion of investment in joint venture) and will be terminated when the student pilot earns commercial pilot license and is assigned as co-pilot or the joint venture pays off all liabilities.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

37 Promotional privileges

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from March 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November 2003, the subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

In 2006, the subsidiary had the total revenue derived from BOI-promoted activities amounting to Baht 21 million (2005: Baht 436 million).

38 Dividends

At the Annual General Meeting of Shareholders on 27 April 2006, the shareholders approved the declaration of the annual dividend for the year 2005 at Baht 2.60 each, totalling Baht 7,829.78 million. The interim dividend for the first six-month period of 2005 at Baht 1.25 each, totalling Baht 3,748.37 million, was paid in September 2005. The remaining dividend per share Baht 1.35 each, totalling Baht 4,081.41 million, was paid in May 2006.

At the Board of Directors' meeting on 15 August 2006, the Board approved the declaration of an interim dividend for the first half of the year 2006 at Baht 1.30 each, totalling Baht 4,153.96 million. The interim dividend was paid to the shareholders in September 2006.

39 Subsequent events

a) Increase in share capital of the companies in the Group

At the end of December 2006 and January 2007, certain warrants issued to directors and employees of ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in January and February 2006, as detailed below:

Company	Units of exercise Million	Share capital increased Million Baht		Premium on share capital increased Million Baht		Decrease in % of interest of the Company	
		from	to	from	to	from	to
ADVANC	0.54	2,953.55	2,954.28	20,978.56	21,009.69	42.79	42.78

b) The resolutions of Board of Directors' meetings and Shareholders' meetings

Board of Directors' meetings and the Shareholders' meeting held after the balance sheet date are as follows:

- The Board of Directors' meeting of SHIN on 26 February 2007
- The Board of Directors' meeting of ADVANC on 23 February 2007
- The Board of Directors' meeting of CSL on 22 February 2007
- The Shareholders' meeting of LTC on 17 January 2007

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

39 Subsequent events (continued)

a) Increase in share capital of group companies (continued)

The above meetings passed resolutions as follows:

Dividends paid

To approve dividend payments to shareholders for the fiscal year 2006 as follows:

Company	Dividend per share Baht/share	Interim dividend payment Baht/share	Outstanding balance Baht/share
SHIN	2.30	1.30	1.00
ADVANC (associate)	6.30	3.00	3.30
CSL (associate)	0.74	0.60	0.14

At the Ordinary Shareholders' meeting of LTC (a joint venture), the shareholders passed a resolution to approve a dividend payment of USD 8.0 million.

Warrants granted to directors and employees (ESOP)

To approve the issue and offer of warrants to directors and employees. The terms of the warrants do not exceed 5 years and there is no offering price as detailed below:

Company	Par value Baht per share	Grant	Units Million	% of total Issued shares
CSL (associate)	1.00	5	8.35	1.34

c) The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station

The Group disclosed subsequent event regarding to the dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station in Note 35.

d) The temporary suspension trading of ITV's shares

On 26 February 2007, ITV submitted its financial statements for the year ended 2006 together with the disclaimed opinion of the auditor's report. The Stock Exchange of Thailand temporarily suspend the trading of ITV's shares. The suspension will be released upon ITV provides further information on the disclaimed opinion of the auditor's report.

e) The resignation of the members of the Board of directors of ITV

Four members of the board of directors of ITV who are the Company's representative resign on 19 and 26 February 2007.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
... CORPORATION PUBLIC COMPANY LIMITED

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2007

SH 011/2007

March 2, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in February 2007

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	29,000,000	18,083,700	13,660,200	16,000,000
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	16.645	12.782	34.046	39.568
Exercise Ratio (warrant : common share)	1:1.06942			1:1.05540
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III, IV) in February 2007, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	-	-	-	-
No. of remaining unexercised warrants (units)	549,700	4,091,200	9,138,700	16,000,000
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	410,049	4,430,247	9,813,177	16,745,000

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
February 27, 2007

SH 007/2007

February 26, 2007

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2007 Regarding dividend payment and call Annual General Meeting of shareholder 2007

To: The President
Stock Exchange of Thailand

Attachment: Capital Increase Report Form

The Board of Directors of Shin Corporation Public Company Limited (the Company) has resolved in the meeting No. 2/2007 held on February 26, 2007 at 5.00 p.m. at the Board Room, Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2007 held on January 23, 2007.

2. Approved the balance sheet, the income statements and the cash flow statements for 2006 ended December 31, 2006.

3. Approved the Company's dividends payment of the year 2006 of Baht 2.30 per share, or totaling approximately Baht 7,989.55 million. Since Baht 1.30 per share with the total amount of approximately Baht 4,153.99 million was paid on September 14, 2006 as an interim dividend, the Company will pay the remaining dividend of Baht 1 per share with total amount of approximately Baht 3,196.30 million to the shareholders.

   The share register book to determine the right of shareholders to receive the dividends will be closed on April 5, 2007, at 12.00 noon and the date of dividends distribution will be on May 9, 2007. The dividends payment for 2006 will be proposed to the Annual General Meeting of shareholders 2007 for further approval.

4. Approved the appointment of 4 auditors from PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the fiscal year 2007 be approved as follows:

   - Mr. Suchart Luengsuraswat — Certified Public Accountant License No. 2807
   - Ms.Nangnoi Charoenthaveesub — Certified Public Accountant License No. 3044
   - Mrs. Suwannee Bhuripanyo — Certified Public Accountant License No. 3371
   - Mr. Prasit Yuengsrikul — Certified Public Accountant License No. 4174

   In this regard, any one of the auditors be authorized to conduct the audit and express an opinion on the annual statutory financial statements of the Company. In the absence of the above-named auditors, PricewaterhouseCoopers ABAS Limited is authorized to designate other Certified Public Accountant with PricewaterhouseCoopers ABAS Limited to carry out the work, and fixed the auditors' remuneration for the year 2007 in the amount not exceeding Baht 2.36 million. The appointment of the Company's auditors and their remuneration for the year 2007 had been considered and approved by the Audit Committee.

will allot 6,970,000 additional shares to be reserved for the new exercise ratio of ESOP Grant 2, 3, 4 and 5. **(Attachment)**

8. Approved the holding of the Annual General Meeting of Shareholders on April 25, 2007 at 5.00 p.m. at the Auditorium Room, 9 th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The agendas to be considered and approved in the meeting are as follows;

Agenda 1	Matters to be informed;
Agenda 2	To consider and certify the Minutes of the Annual General Meeting of Shareholders for 2006, held on April 25, 2006;
Agenda 3	To consider and certify the report on the operating results of the Company for 2006;
Agenda 4	To consider and approve the balance sheet, the income statement and the cash flow statement for the fiscal year ended December 31, 2006;
Agenda 5	To consider and approve the appropriation of the net profit as dividends of 2006;
Agenda 6	To consider and approve the appointment of the Company's auditors and to fix their remuneration for 2007;
Agenda 7	To consider and approve the reappointment of directors in place of those who retired by rotation;
Agenda 8	To consider and approve the remuneration of the Board of Directors of the Company for 2007;
Agenda 9	To consider and approve the allocation of additional 6,970,000 ordinary shares, at par value of Baht 1 each, for adjustment to the exercise price and exercise ratio of Warrant issued under ESOP Grant 2, 3, 4 and 5;
Agenda 10	Other business (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for 2007 from April 5, 2007 at 12.00 noon until the Annual General Meeting of Shareholder for 2007 is adjourned.

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
February 27, 2007

SH 008/2007

February 26, 2007

Subject: Submission of Audited financial statements for 2006

To: The President
The Stock Exchange of Thailand

Enclosures: 1. Copy of the financial statements and auditor's report for the year 2006.
2. Summary of the Company's operating results (Form F45-3)
3. Management Discussion and Analysis for the year 2006.

We would like to inform you that the Board of Directors' Meeting of Shin Corporation Plc (the "Company") No. 2/2007, held on February 26, 2007, at 5.00 p.m. at the Board Room, Shinawatra Tower 1, Phaholyothin road, Samsen-nai, Phayathai Bangkok approved the balance sheets, statements of income and cash flow statements for the year 2006 ended December 31, 2006. The Company would like to submit the financial statements for the year 2006.

The Company reported a net profit for the year 2006 of Baht 3,409.95 million, a decrease of Baht 5,214.77 million or 60.47 percent from Baht 8,624.72 million in the year 2005 due to;

1. The Company recorded losses on impairment of investment totaling Baht 1,105.43 million by adjusted investment in ITV to equal to the book value of net assets of ITV as of December 31, 2006. On December 13, 2006, the Supreme Administrative Court delivered the judgment to revoke the award made by the arbitration panel. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement. The outcome of the judgment is an indicator of impairment of investment in ITV.

2. Net results from investments in the year 2006 declined by Baht 4,185.12 million to Baht 4,538.02 million, from Baht 8,723.14 million in the year 2005. The details of profits under the equity method are as follows:

Company	Year 2006 (Baht Million)	Year 2005 (Baht Million)	Percentage of Change (%)
Advanced Info Service Plc. (ADVANC)	6,948	8,024	-13.41
Shin Satellite Plc. (SATTEL)	3	604	-99.51
ITV Plc. (ITV)	(1,026)	277	-470.40
Capital OK Co., Ltd. (OK)	(1,516)	(288)	-426.39
Others	129	106	21.70
Total	**4,538**	**8,723**	**-47.98**

The decrease of net results was mainly due to;

2.1 The share of the net result from ADVANC dropped by 13.41 percent primary due to a decrease of revenue resulted from an intense competition and an increase of selling and administrative expenses.

2.2 The share of the net result from SATTEL dropped by 99.51 percent because of the full year IPSTAR amortization in 2006 compared to one-month amortization in 2005, an increase of marketing expenses as well as interest expenses that can not be capitalized as an asset. SATTEL's 2006 net profit included the insurance claim on Thaicom 3 amounting Baht 1,083 million and the impairment for Thaicom 3 in the amount of Baht 400 million.

2.3 The share of the net loss from ITV amounting to Baht 1,026 million, compared to a share of net profit of Baht 277 million in 2005. This was due to a decline in revenue and a rise in concession fee. ITV recognized concession fee in the total amount of Baht 2,506 million, compare to Baht 230 million in the previous year. As the verdict overturned an arbitration panel's order, ITV had accrued differences in concession fees payable for the period of 2004-2006 including the penalty interest charged of 15 percent p.a. started from December 14, 2006 onward after the Supreme Administrative Court delivered the judgment.

2.4 The share of the net loss from OK rose to a loss of Baht 1,516 million in 2006 from a loss of Baht 288 million in the previous year as the Company has increased its stakes in OK to 99.9% since October 2006. Additionally, OK's 2006 net loss increased as a result of the rise of interest cost and allowance for doubtful accounts.

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2007

SH 013/2007

March 2, 2007

Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 1/2007 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of February, May, August, and November. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1.074 ordinary shares, at the price of Baht 19.081

The Company would like to report the results of the exercise of warrants No. 1/2007 which can be exercised on February 28, 2007, as follows:

The number of exercised warrants	10,500 units
The number of remaining unexercised warrants	248,841 units

Corporate Milestones

In 2007, there is a new accounting treatment which impact the recognition of revenue from investments (change from equity to cost method)

The notification from The Federation of Accounting Professions (FAP) of the change in the treatment for an investment in subsidiaries, associates and joint ventures presented in the company only financial statement, from an equity method to a cost method, which will be effective in 2007 (there is no impact on consolidated financial statement). Companies have to recognize a dividend received from the investments as income in stead of net result from investments. If SHIN applies a retroactive adjustment for such change, the retained earnings of 31 December 2006 will drop from Baht 24.3 billion to approximately Baht 3.6 billion.

SHIN continues to pay dividends

In 2006, SHIN paid two dividends out of the cash inflow from the dividends received from its subsidiary and associate particularly ADVANC. Details of the dividends are as follows:

Unit: Baht million

Source	For period	Baht / share	Amount
Dividends received			
Annual dividend			
• ADVANC	2H05	3.30	4,170
• Subsidiary	FY05	111	100
Interim dividend			
• ADVANC	1H06	3.00	3,791
Total dividends received			**8,061**
Dividends paid			
Annual dividend	2H05	1.35	4,081
Interim dividend	1H06	1.30	4,154
Total dividends paid			**8,235**
Net dividends paid			**(174)**

Increased investment portion in OK

During the year 2006, Capital OK Co., Ltd (OK), a former joint venture of SHIN, increased its issued and paid up capital and SHIN invested according to a joint venture portion. However, in September, SHIN paid for all the additional issued and paid up capital in the amount of Baht 1,550 million. As a result, SHIN's investment portion in OK rose from 60.00% to 75.31%.

Moreover, in October, SHIN acquired the remaining investment of 24.69% of OK from DBS Bank Limited. Therefore, the investment in OK increased from 75.31% to 100%. Accordingly, the status of OK has been changed from a joint venture to a subsidiary. After the transaction, SHIN has been able to enhance the utilization of its group synergy in order to strengthen OK's presence in the consumer finance market.

Decrease investment in TAA

In February 2006, SHIN sold its entire holdings in Thai Air Asia Co., Ltd.("TAA"), which accounted for 50% of the total issued and paid-up capital to Asia Aviation Co., Ltd., 49% of which is held by SHIN at the price of Baht 20 per share, totaled Baht 400 million. SHIN had a gain from sale of investment in the amount of Baht 134.33 million. As a result, SHIN's investment in TAA dropped from 50% to 24.5%.

Restructuring of investments in internet business

In April 2006, SHIN acquired 47.5% of ARC Cyber Co., Ltd from AD Venture Co., Ltd ("ADV"), a subsidiary of SHIN. Also, SHIN sold 51% of its investment in ADV to CS Loxinfo Plc ("CSL"), an associate of SATTEL. Thus, the investment in ADV decreased from 90.91% to 39.91%. In September 2006, SHIN sold the remaining 39.91% of ADV to CSL. These were undertaken to improve CSL's revenue, diversify its sources of income and create synergy that will eventually contribute to greater profit.

The exercise of warrants during 2006

In 2006, SHIN had registered additional paid-up capital of Baht 196.9 million (Baht 1 par value) and Baht 4,040.9 million premium on share capital. Mainly, this additional capital was from the exercise of a SHIN warrant (SHIN-W1) in the amount of 159.16 million units at Baht 19.08 per unit. The remaining of Shin – W1 was 0.26 million units.

Impairment of investment in ITV

In 4Q06, since ITV has to follow the previous terms and conditions according to the judgment of the Supreme Administrative Court and there is an uncertainty on the penalty fee arisen from the alteration of television program, SHIN has made an impairment test and recognized the impairment loss of investment in ITV in the amount of Baht 1,105 million.

Early adoption of income tax accounting policy

In 2006, SHIN Group has early adopted Thai Accounting Standard 56 "Income Tax Accounting". The group has restated the comparative financial statements of 2005. The impact on SHIN's financial statement is as follows:

	(Baht Million)
Balance sheets (as at 31 December 2005)	
An increase in investments in subsidiaries, associates	
and joint ventures	3,701
Shareholders' equity	
A decreased in unrealized gain on dilution from investments	(29)
An increased in retained earnings brought forward	3,679
An increased in retained earnings carried forward	3,730
Statement of income (for the period ended 2005)	
An increased in share of the net results	51
An increased in net profit	51

In 2006, SHIN Group has also adopted the accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance. SHIN Group applies this new practice prospectively and recognize of derivative at the fair value, which is in accordance with the draft guidance.

Business Summary

Wireless Communications Business

Total subscribers continues to grow, 19% rise from last year

At the end of 2006, ADVANC recorded 19.5 million cellular phone subscribers; 2.2 million are postpaid (GSM Advance and GSM 1800) subscribers, and 17.3 million are prepaid (One-2-Call!) subscribers. This represented an increase of 3.1 million subscribers or 19% from 2005.

Satellite and International Businesses

Transponder Leasing and Related Business

Commence service on Thaicom 5 in July 06 with an expected useful life of 14 years

After the Thaicom 5 satellite was shipped to Guiana Space Port in French Guiana on 21 April 2006, it was successfully launched into orbit at 78.5 degrees East on 28 May and fully tested in orbit on 12 July. SATTEL evaluated its useful life as 14 years. All the customers' traffic was then transferred from the Thaicom 3 satellite to Thaicom 5. Nepal Television Corporation was the first new regional broadcasting customer on the Thaicom 5 platform. With no adverse effect on the customers, Thaicom 3 was de-orbited on 2 October 2006 as it experienced power loss.

Total UT at the end of 2006 was 66,056 units

At the end of 2006, the total number of IPSTAR user terminals (UT) was 66,056 units. The construction of 10 IPSTAR gateways; Thailand, Vietnam, Australia (2 gateways), New Zealand, Myanmar, China (3 gateways), and Cambodia were completed. Moreover, SATTEL continues to expand its broadband satellite service coverage to the rest of Asia-Pacific region.

Continuing development of new broadband satellite products and applications

SATTEL continues to develop new broadband satellite products and applications such as the introduction of the new Enterprise Series and iCON consumer series. In July 2006, the new Mobile VSAT Vehicle (MVV) was introduced to the market. Subsequently, RaySat Antenna System LLC, the partner of SATTEL, offers the most powerful mobile broadband solution for moving vehicles (IPSTAR "iMOVE") in the current market using the IPSTAR satellite. It is ideal for high performance and cost-effective mobile video, voice, and data applications.

Telephone Business in Foreign Countries

Telephone subscribers in Cambodia and Lao PDR continue grow to

Because of the growth of the telephone business in both Lao PDR and Cambodia, there was an increase in the subscriber base of every operator, especially mobile prepaid subscribers. At the end of 2006, the subscribers of LTC and Camshin grew 34.1% and 17.8%, respectively.

In October 2006, Camshin launched its new international calling service "005" which uses Voice over IP ("VoIP") technology.

In the middle of 2007, both LTC and Camshin will commence 3G mobile services.

Broadcasting Business

the ruling of the Supreme Administrative Court

In accordance with the ruling of the Supreme Administrative Court on 13 December 2006, which upheld the verdict of the Central Administrative Court that annulled the Arbitration Award dated 30 January 2004, ITV has to comply with the previous terms and conditions as specified in the Concession Agreement.

Nevertheless, ITV is in the process of negotiating this matter and has proposed several alternatives to the Office of the Permanent Secretary, the Prime Minister's Office (the "PMO") as ITV does not have sufficient cash in hand to pay all the concession and penalty fees (Please see more details in the Note to Financial Statements No.35). The outcome of the negotiations and any further developments on this matter will be made public through the Stock Exchange of Thailand.

Airline Business

In 2006, TAA extended its routes

By the end of 2006, TAA was providing a service on 18 routes, three more than at the end of the previous year. Nine of these routes are international ones. TAA currently operates a fleet of 11 aircraft.

Consumer Finance Business

OK's portfolio size reached Baht 8,600 million

At the end of 2006, OK had 760,000 accounts worth a total of Baht 8,600 million, which had dropped slightly from 2005. During the economic slow down, OK has placed emphasis on the quality rather than the growth of its lending portfolio by tightening the lending credit policy. Selecting customers carefully will improve the company financial performance by reducing the number of bad loans that have to be written off. Personal loans were a major service which accounted for approximately 66% of total accounts receivable.

Operating Results

Table 1: Selected financial information *Unit: Million Baht*

	2006	2005*	%Inc(Dec)
Net profit	3,410	8,625	(60.5)
Share of net result	4,538	8,723	(48.0)
Basic EPS (Baht)	1.09	2.88	(62.2)

* The amount was restated according to the early adoption of Thai Accounting Standard 56 "Income Tax Accounting"

Net Profit

SHIN's net profit dropped 60.5% from Baht 8,625 million in 2005 to Baht 3,410 million in 2006. This was mainly due to the decrease of the share of the net results from investments as follows:

Share of the net results from investments

The share of the net results from subsidiaries, joint ventures and associates dropped by 48.0% from Baht 8,723 million in 2005 to Baht 4,538 million in 2006. The main reasons are given below.

Table 2: Investment portion and share of the net results as at 31 December 2006 and 2005

Unit: Million Baht

Company	Investment portion (%)		Share of net results		
	2006	**2005**	**2006**	**2005[1]**	***% Chg***
ADVANC[2]	42.79	42.83	6,947	8,024	*(13.4)*
SATTEL[3]	41.32	41.34	3	604	*(99.5)*
ITV[3]	52.92	52.94	(1,026)	278	*(469.1)*
TAA[4]	24.50	50.00	19	50	*(62.7)*
OK[5]	100.00	60.00	(1,516)	(289)	*(424.5)*
Others			111	56	*97.8*
Total			**4,538**	**8,723**	***(48.0)***

[1] The amount was restated according to the early adoption of Thai Accounting Standard 56 "Income Tax Accounting"

[2] Percentage decreased from the exercise of warrants under the ESOP program and decreased its register share capital due to Treasury Stock Rules.

[3] Percentage decreased from the exercise of warrants under the ESOP program of each company.

[4] Percentage holding of TAA dropped from the sale of TAA stock to AA, of which 49% is held by SHIN.

[5] Percentage increased from additional capital injection and acquisition from DBS.

Share of the net result from ADVANC dropped due to intense competition

ADVANC: The share of the net result from ADVANC dropped 13.4% from Baht 8,024 million in 2006 to Baht 6,947 million in 2006. This decrease was primarily from a drop in revenue due to intense competition. Also, the marketing expenses and selling and administrative expenses increased from the previous year. (For more details, see MD&A of ADVANC pp. 6-7)

SATTEL: The share of the net loss from SATTEL dropped from gain of Baht 604 million in 2005 to Baht 3 million in 2006. This was primarily due to writing off Thaicom 3 in the total amount of Baht 964 million, the amortization costs and the recognition of interest associated with Thaicom 4 and 5 as expenses once the service had commenced in December 2005 and July 2006, respectively. Also, as a result of early adoption of accounting policy for derivative financial instruments in Q4/2006 and the strengthening of the Thai Baht in 2006, SATTEL reported a rise of gain from foreign exchange this year. Moreover, in 2005, SATTEL recorded the insurance claim on Thaicom 3 in the amount of Baht 1,083 million as other income. (For more details, see MD&A of SATTEL page 7-9)

ITV: The share of the net result from ITV dropped 469.1% from a gain of Baht 278 million in 2005 to a loss of Baht 1,026 million in 2006 due to a drop in revenue and a rise in concession fee. The decline in revenue can be attributed to high industrial competition, an economic slow-down and political uncertainty. In 2006, ITV recognized concession fee in the total amount of Baht 2,506 million, compare to Baht 230 million in the previous year. As the verdict overturned an arbitration panel's order, ITV had accrued differences in concession fees payable for the period of 2004-2006 including the penalty interest charged 15% p.a. started from 14 December 2006 onward. (For more details, see MD&A of ITV, pp. 10)

TAA: The share of the net result from TAA dropped 62.7% from a gain of Baht 50 million in 2005 to Baht 19 million in 2006. Apart from the decrease in SHIN's investment, in 2006, TAA recorded a loss from foreign exchange while, in 2005, recorded a gain. Excluding the impact from the foreign exchange, TAA generated an operational profit from the extension of routes and the higher in revenue.

OK: The share of the net loss from OK rose 424.5% to Baht 1,516 million in 2006 from Baht 289 million in 2005. The rise in the net loss was a result of a higher allowance for doubtful accounts and higher expenses for marketing activities.

Financial Position

Table 3: Investment portion and investment value as at 31 December 2006 and 31 December 2005

Unit: Million Baht

Company	Investment portion (%)		Investment value			
	2006	2005	2006	%	2005[1)]	%
ADVANC[2)]	42.79	42.83	33,198	80.4	34,253	78.4
SATTEL[3)]	41.32	41.34	5,557	13.5	5,631	12.9
ITV[3)]	52.92	52.94	293	0.7	2,424	5.5
TAA[4)]	24.50	50.00	74	0.2	120	0.3
OK[5)]	100.00	60.00	1,786	4.3	906	2.1
Others			364	0.9	362	0.8
Total			**41,272**	**100.0**	**43,696**	**100.0**

[1)] The amount was restated according to the early adoption of Thai Accounting Standard 56 "Income Tax Accounting"

[2)] Percentage decreased from the exercise of warrants under the ESOP program and decreased its register share capital due to Treasury Stock Rules.

[3)] Percentage decreased from the exercise of warrants under the ESOP program of each company.

[4)] Percentage holding of TAA dropped from the sale of TAA stock to AA, of which 49% is held by SHIN.

[5)] Percentage increased from additional capital injection and acquisition from DBS.

As at 31 December 2006, the investment value was Baht 41,272 million, a drop of 5.5% from 31 December 2005. Beside the drop of net result from investments, SHIN had recognized the dividends received during 2006, especially from ADVANC and loss from SATTEL and ITV.

SHIN's assets net of liabilities, or shareholders' equity, decreased by Baht 1,147 million from Baht 43,168 million as of 31 December 2005 to Baht 42,021 million as of 31 December 2006. SHIN had a cash inflow from additional share capital in the amount of Baht 3,754 million, mainly raised from the exercise of warrant SHIN-W1. Also, there was a net profit of Baht 3,410 million of which Baht 4,538 million was from the share of the net result, while the impairment loss from investment in ITV Baht 1,105 million was recognized. The retained earnings dropped due to the dividend payment of Baht 8,235 million. The loss from foreign currency translation adjustment was Baht 76 million.

Cash Flow

As at 31 December 2006, SHIN's cash and cash equivalent was Baht 1,193 million, which was a rise of approximately Baht 866 million from 31 December 2005. In 2006, SHIN had a cash outflow from operating activities in the amount of Baht 202 million compared to Baht 420 million in 2005. The decrease in cash outflow was mainly due to the repayment of Baht 404 million interests on a debenture, which was a one-time payment when the debenture was redeemed in May 2005 before the maturity date.

In 2006, SHIN had a cash inflow from investment activities in the amount of Baht 6,099 million from the following sources:

- The dividend receipt of Baht 8,061 million.
- Cash received from the sale of TAA and ADV in the amount of Baht 400 million and Baht 32 million, respectively.
- Cash received from the sale of a short-term investment of Baht 200 million.

SHIN had a cash outflow for the additional investment in OK and AA of Baht 2,396 million and Baht 201 million, respectively and as well as the purchase of ARC in the amount of Baht 8 million.

SHIN also had a net cash outflow from financing activities in the amount of Baht 5,091 million, mainly from the following items:

- The receipt from share capital related to warrant SHIN-W1 in the amount of Baht 3,745 million.
- The receipts from short-term loans in the amount of Baht 2,580 million.
- The payment of dividends in the amount of Baht 8,235 million.
- The repayment of a short-term loan in the amount of Baht 3,180 million.

Capital Structure and Liquidity

As at 31 December 2006, SHIN's liquidity ratio was 2.01x compared to 0.51x at 31 December 2005. This was due to an increase in cash, especially from the exercise of a warrant and the repayment of a short-term loan. The debt to equity ratio as at 31 December 2006 was 0.02x while it was 0.03x as at 31 December 2005

Management Discussion and Analysis: Advanced Info Service Plc

Operating Results

ADVANC's net profit was Baht 16,256 million, a decrease of 13.2% because of lower service revenue, higher cost of sale and SG&A expenses.

Total Revenue

ADVANC recorded total revenues of Baht 91,428 million, a decrease of 1.2% as a result of aggressive tariff plans in tough competitive environment during 2006.

Revenue from services and equipment rentals

Revenue from mobile phone services dropped 5.6% from Baht 80,534 million in 2005 to Baht 76,053 million in 2006. Conversely, the service revenue in 4Q06 rose 1.9% from 3Q06 as it is a festive season with the highest usage.

Revenue from sales

The sale of handset rose 28.3% from the previous year to Baht 15,375 million in 2006 from Baht 11,983 million in 2005 which represents the strong growth in handset sale.

Total Cost

Total costs rose by 3.2% from Baht 54,198 million in 2005 to Baht 55,956 million in 2006. The reasons are as follows:

Cost of services and equipment rentals

Cost of services and equipment rentals dropped 4.4% from Baht 24,205 million in 2005 to Baht 23,139 million in 2006. This was impacted from lower network amortization resulting from a fully amortization of some assets under concession.

In 2006, ADVANC started to book a numbering fee to the National Telecommunications Commission (NTC) at Baht1/number/month for existing number received before September 2006 and at Baht2/number/month for new number granted by NTC.

Cost of sales

Cost of sales were Baht 14,063 million in 2006 increased 30.5% y-o-y from Baht 10,778 million in 2005. This represented sales margin of 8.5% in 2006 compared to 10% in 2005 due to pressured handset margin in the market and a clearance of stock at year-end.

Concession fees and excise taxes

The drop in concession fees and excise taxes to Baht 18,754 million in 2006 or 2.4% was due to lower revenue from the mobile service. However, as per the concession agreement, the concession fee of the postpaid service (GSM Advance) increased from 25% to 30% of revenue, started from October 2005, and GSM 1800 rose from 20% to 25% started from September 2006.

Selling and Administrative expenses

SG&A rose from Baht 10,067 million in 2005 to Baht 11,421 million in 2006 or 13.4%. This was mainly due to higher marketing expenses related to refreshments of its three brands:- GSM Advance, One-2-call! and Sawasdee.

Interest expenses

The interest expenses rose slightly from Baht 1,529 million in 2005 to Baht 1,538 million in 2006.

Financial Position

Assets

As at December 2006, total assets were Baht 134,301 million, an increase of 4.95% from Baht 127,960 million. This was mainly from the incremental in asset under concession agreement as ADVANC continued to invest in network capacity and quality.

Liabilities

Total debentures and borrowings in 2006 were Baht 33,149 million rose from Baht 25,451 million in 2005. ADVANC issued new debenture and had the syndicated loan at the end of 2006 for the purpose of finance capital expenditure, refinance matured debts and support its operation.

Shareholders' Equity

As at 31 December 2006, total shareholders' equity was Baht 77,599, decreased from Baht 79,935 million mainly as a result of dividend paid totaled Baht 18,669 million.

Liquidity

For 2006, cash flow position remained strong as ADVANC recorded a net cash inflow from operating activities of Baht 35,026 million. The proceeding from short-term loan, new debenture and syndicated loan was Baht 21,895 million. The use of funds included capital expenditure in the amount of Baht 20,097 million, repayment of long-term debenture and financial lease in the amount of Baht 14,250 million and Baht 16.5 million, respectively. Also, the dividend payment in the amount of Baht 18,669 million.

Management Discussion and Analysis: Shin Satellite Public Company Limited

Operating Results

SATTEL reported a net loss for 2006 of Baht 46 million, compared to a net gain of Baht 1,337 million in 2005. This resulted from a heavy loss on the write-off costs of Baht 964 million of the Thaicom 3 satellite because, in October 2006, SATTEL de-orbited Thaicom 3 as it had experienced a power failure and could not provide further service. This de-orbit had no impact on its customers as SATTEL had transferred the entire customer base of Thaicom 3 to Thaicom 5 in July. Moreover, the depreciation costs rose from Thaicom 4 and Thaicom 5 as SATTEL commenced to record the depreciation costs of Thaicom 5 assets as expenses from July 2006. The interest related to the IPSTAR and Thaicom 5 projects was also recorded as an expense. However, if the write-off costs of Thaicom 3 had not been taken into account, SATTEL's 2006 net profit would be Baht 629 million.

Sales and Service Income

SATTEL reported consolidated sales and service income for 2006 of Baht 6,846 million, an increase of Baht 1,257 million or 22.5%, compared to Baht 5,589 million in 2005. This was due to an increase in revenue from the satellites and related services and the telephone business.

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in 2006 was Baht 4,360 million, an increase of Baht 837 million or 23.8% compared to Baht 3,523 million in 2005.

The IPSTAR service revenue was Baht 1,802 million this year, an increase of Baht 728 million or 67.8% compared to Baht 1,074 million in 2005. The IPSTAR revenue in 2006 was driven by the sales of UT. SATTEL sold around 39,929 UTs in 2006, compared to 17,992 UTs in 2005. There were two major projects; from the Australian Government's project and TOT Public Company Limited (TOT)'s sales expansion plan, which led to the higher number of UTs sold. The Australian Government has encouraged improving broadband Internet coverage in regional, rural and remote areas. In Thailand, TOT saw its high circulation this year due to the supplement of the existing telephone network with IPSTAR system. The transponder utilization rate on the Thaicom 4 satellite was also higher.

Telephone Network Services

The growth of telephone subscribers in both Laos PDR and Cambodia has resulted in an increase in the subscriber base of every operator. Revenue from the telephone network business in 2006 was Baht 2,406 million, an increase of Baht 405 million, or 20.2%, compared to Baht 2,001 million in 2005.The growth was dominated by prepaid subscribers by LTC. As at the end of 2006, LTC and Camshin had 632,829 and 246,612 subscribers, respectively.

Internet Services

Revenue from the Internet business in 2006 was Baht 80 million, up from Baht 65 million in 2005. This rise was a result of an increase in the number of Internet users of LTC and Camshin.

Cost of Sales and Service

SATTEL reported total costs for 2006 of Baht 5,921 million, an increase of Baht 2,021 million or 51.8% compared to Baht 3,900 million in 2005. This was in line with an increase in revenue from the satellite business and the telephone business. Costs accounted for 86.5% of sales and service income, rising from 69.8% in 2005.

Satellite Transponder Leasing and Related Services

Costs relating to transponder leasing and related services were Baht 4,708 million, an increase of 68% from Baht 2,803 million in 2005. This was mainly due to an increase in the amortization cost of IPSTAR assets which begins to be amortized this year as well as an increase in the cost of UT as the sales of UT rose.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 1,133 million, an increase of 12% from Baht 1,012 million in 2005. These were due to increases in the amortization of the telephone network, revenue sharing to the Cambodian government and electricity cost.

Internet Services

Costs relating to the Internet business in 2006 were Baht 80 million, a decrease from Baht 85 million in 2005.

Selling and Administrative Expenses

The SG&A, including directors' remuneration, was Baht 1,255 million in 2006, an increase of Baht 245 million, or 24.3% compared to Baht 1,010 million in 2005. This was mainly due to the amortization cost of IPSTAR funding of 137 million in 2006 and an increase in staff cost of Baht 80 million from last year.

Non-recurring Items

In 2006, there was a loss on write-off of property and equipment under concession of Baht 964 million In 2005, SATTEL recorded the Thaicom 3 impairment of Baht 400 million as there was a change in the useful life of the Thaicom 3 satellite. However, the amortization is a non-cash item and will not have an effect on SATTEL's ability to conduct its business.

Interest Expense

The interest expense was Baht 954 million, an increase of Baht 761 million, or 394.3%, compared to Baht 193 million in 2005 due to recognized interest expenses associated with the IPSTAR project and Thaicom 5 project as expenses once the service commences in December 2005 and July 2006, respectively.

Exchange Rate

SATTEL reported a gain of Baht 1,903 million on foreign exchange in 2006, while recorded a gain of Baht 40 million in the previous year because of the early adoption of accounting policies for derivative financial instruments in 4Q06 and the strengthening of the Thai Baht in 2006.

Income Tax

As the early adoption of income tax accounting policy, SATTEL recognized the future tax benefit arising from losses carried forward which can reduce the tax expense in the future as a tax receivable of Baht 401 million in 2006. Moreover, as a result of retroactive, in 2005, SATTEL decreased the income tax expense from Baht 200 million to Baht 32 million.

Financial Position

Assets

At the end of 2006, SATTEL reported total assets of Baht 32,834 million, a decrease of Baht 1,149 million, or 3.4% from the end of 2005. This was caused by a drop in cash and cash equivalents resulting from repayments of long-term borrowings and a decrease in net inventory from the end of 2005.

Liabilities

SATTEL's net borrowing at the end of 2006 were Baht 16,289 million, a decrease of Baht 845 million from Baht 17,134 million at the end of 2005. This was because of a decrease in the long-term loans for the IPSTAR for which SATTEL has started the principle repayments since November 2005, offset by the long-term loans for the Thaicom 5 and an increase in the short-tern loans. As a result, long-term loans went down to Baht 12,674 million, compared to Baht 14,442 million at the end of 2005 while short term loans was up to Baht 306 million, compared to Baht 38 million at the end of last year.

Shareholder's Equity

According to the implementation of accounting policy for deferred tax, Shareholders' equity presented in the Balance sheet as at the end of 2005 was adjusted to be increased from Baht 13,584 million to Baht 13,805 million. Shareholders' equity was Baht 13,578 million at the end of 2006, down by Baht 227 million from the end of last year, reflecting net loss in 2006 of Baht 46 million as well as an increase in the loss from foreign currency translation adjustment of Baht 182 million.

Liquidity

At the end of 2006, SATTEL had a current ratio of 0.39x, down from 0.58x at the end of 2005. This was because of an increase of Baht 533 million in the current portion of long-term loans for the IPSTAR and Thaicom 5 while there was a drop of Baht 314 million in cash balance from Baht 677 million at the end of last year to Baht 363 million at the end of this year due to the principle and interest payment of IPSTAR loan and the interest payment of Thaicom 5 loans.

Management Discussion and Analysis: ITV Public Company Limited

Operating Results

ITV reported a net loss of Baht 1,783 million in 2006, which dropped from a net gain of Baht 679 million in 2005. As a result of drop in revenue, rise in cost and concession fee but the SG&A dropped.

Total Revenues

The total revenue of ITV was Baht 2,159 million, which dropped by Baht 185 million due to intensified industrial competitions in the television broadcasting business, uncertainty in the political environment and general economic slow down. Moreover, since mid of 2006, ITV has affected from the uncertainty of program schedule which would be finalized by the Supreme Administrative Court. This caused some clients delayed their decision on buying advertising.

Costs and SG&A

The cost of services rose to Baht 994 million in 2006 due to marketing events mainly related to 2006 Miss Thailand Pageant and 2006 World Cup. The purpose was to boost its advertising sale.

The SG&A dropped by Baht 57 million to Baht 417 million mainly Baht 30 million was from a drop of employee expenses. As in 2005, the compensation of Baht 25 million to 21 former employees under the verdict handed down by the Supreme Court.

Concession Expense

In 2006 ITV recognized Baht 2,506 million in concession fees, which comprised of Baht 1,000 million in 2006, the accrued differences in concession fees payable to the PMO for the period of 2004–2005, and the penalty interest charged at 15% p.a., as stipulated in the Concession Agreement, totaled Baht 1,506 million. The penalty interest was charged from 14 December 2006 onwards. While, in 2005, ITV recorded a concession fee of Baht 230 million, according to the arbitration panels' ruling dated 30 January 2004.

Financial Position

Assets

At the end of 2006, ITV's total assets were Baht 3,911 million, a rise of Baht 459 million from 2005 due to current assets which rose Baht 618 million of which was cash and cash equivalent.

Liabilities

The liabilities stood at Baht 3,356 million, a rise of Baht 2,240 million or 200.5%. The increase was due to the accrued concessionary fee payable for the period of 2004 – 2006, as well as its applicable penalty interest charges, which was ruled for payment by the ruling of the Supreme Administrative Court on 13 December 2006.

Shareholders' Equity

At the end of 2006, ITV's total shareholders' equity was Baht 555 million, a decline of Baht 1,781 million from last year. The decrease was the result of a net loss of Baht 1,783 million. The debt to equity ratio rose from 0.48x in 2005 to 6.05x in 2006. At present, ITV is in the process of seeking for additional capital from external sources to cover such liabilities.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

END